   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON FEBRUARY 26, 1999


                                                      REGISTRATION NO. 333-70123
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                              --------------------


                        PRE-EFFECTIVE AMENDMENT NO. 3 TO
                                    FORM S-3


                             REGISTRATION STATEMENT

                                     UNDER

                           THE SECURITIES ACT OF 1933
                              --------------------

                          GREAT PLAINS SOFTWARE, INC.

             (Exact name of registrant as specified in its charter)

               MINNESOTA                               45-0374871
    (State or other jurisdiction of                 (I.R.S. Employer
     incorporation or organization)              Identification Number)

                             1701 S.W. 38TH STREET
                           FARGO, NORTH DAKOTA 58103
                                 (701) 281-0550

         (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                               DOUGLAS J. BURGUM
                          GREAT PLAINS SOFTWARE, INC.
                             1701 S.W. 38TH STREET
                           FARGO, NORTH DAKOTA 58103
                                 (701) 281-0550

      (Name, address, including zip code, and telephone number, including area code, of agent for service)
                              --------------------

                                   COPIES TO:

             JAY L. SWANSON                            DOUGLAS R. HERMAN                             MARK G. BORDEN
            TIMOTHY S. HEARN                      Great Plains Software, Inc.                       JEFFREY A. STEIN
          Dorsey & Whitney LLP                       1701 S.W. 38th Street                         Hale and Dorr LLP
         Pillsbury Center South                    Fargo, North Dakota 58103                        60 State Street
         220 South Sixth Street                          (701) 281-0550                       Boston, Massachusetts 02109
   Minneapolis, Minnesota 55402-1498                                                                 (617) 526-6000
             (612) 340-2600

                              --------------------

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
AS SOON AS PRACTICABLE AFTER THE EFFECTIVE DATE OF THIS REGISTRATION STATEMENT.
                              --------------------

     If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box: / /

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box: / /

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: / /

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earliest effective registration statement for the same offering: / /

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box: / /
                              --------------------

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                SUBJECT TO COMPLETION. DATED FEBRUARY 26, 1999.

THE INFORMATION IN THIS PRELIMINARY PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. THESE SECURITIES MAY NOT BE SOLD UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PRELIMINARY PROSPECTUS IS NOT AN OFFER TO SELL NOR DOES IT SEEK AN OFFER TO BUY THESE SECURITIES IN ANY JURISDICTION WHERE THE OFFER OR SALE IS NOT PERMITTED.

                                2,000,000 Shares

                                     [LOGO]

                                  Common Stock

                                 -------------


    Great Plains Software, Inc. is offering 1,035,000 of the shares to be sold in the offering. Several shareholders of Great Plains identified in the table on page 42 of this prospectus are offering 965,000 of the shares to be sold in the offering. Great Plains will not receive any of the proceeds from the shares sold by these shareholders. Great Plains' common stock is traded on the Nasdaq National Market under the symbol "GPSI". On February 4, 1999, the last reported sale price for the common stock on the Nasdaq National Market was $48.688 per share.


    SEE "RISK FACTORS" BEGINNING ON PAGE 6 TO READ ABOUT CERTAIN FACTORS YOU SHOULD CONSIDER BEFORE BUYING SHARES OF OUR COMMON STOCK.

                               ------------------

    NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY OTHER REGULATORY BODY HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                               ------------------

                                                          Per Share          Total
                                                       ---------------  ---------------
Initial public offering price........................         $                $
Underwriting discount................................         $                $
Proceeds, before expenses, to Great Plains...........         $                $
Proceeds, before expenses, to selling shareholders...         $                $

    The underwriters may, under certain circumstances, purchase up to an additional 300,000 shares from Great Plains at the public offering price less the underwriting discount.

                               ------------------

    The underwriters expect to deliver the shares against payment in New York,
New York on             , 1999.

GOLDMAN, SACHS & CO.

              MERRILL LYNCH & CO.

                            HAMBRECHT & QUIST

                                           PIPER JAFFRAY INC.

                               ------------------

                       Prospectus dated           , 1999.

                              [INSIDE FRONT COVER]

                              Great Plains Mission

                              To improve the life
                            and business success of
                            Partners and Customers.

                         [INSIDE FRONT COVER GATEFOLD]
                   FOR SOME, WHERE LAND MEETS SKY IS THE END.
                          FOR US, IT'S THE BEGINNING.

   [Photo of a road extending to the horizon surrounded by fields of grain at sunset]

    At Great Plains, we took our name from the land and our philosophy from the view. Because there, on the horizon, we see opportunity.

    That spirit of progress and possibility is part of our world. And it's how we work with growing companies worldwide. Our business management solutions include financials, distribution, manufacturing, human resources, payroll, service management, electronic business and enterprise reporting.

    We encourage you to learn how we help businesses discover their horizons. As well as the opportunities beyond them.

                                                      [Great Plains'
                                                     Sun/Wheat Logo]

                                          --------------------------------------
                                                       SEE FARTHER

-C-1999 Great Plains Software, Inc.
All rights reserved.

                               PROSPECTUS SUMMARY

    YOU SHOULD READ THE FOLLOWING SUMMARY TOGETHER WITH THE MORE DETAILED INFORMATION AND CONSOLIDATED FINANCIAL STATEMENTS AND THE NOTES TO THOSE STATEMENTS APPEARING ELSEWHERE IN THIS PROSPECTUS.

                          GREAT PLAINS SOFTWARE, INC.

    Great Plains is a leading provider of business management software solutions to Midmarket businesses (i.e., businesses with $1 million to $250 million in revenues and 10 to 2,500 employees). Our award-winning products and services automate essential business processes and enhance the strategic value of business information. Our solutions are sold and implemented by a network of independent organizations throughout the world -- our "Partners."

    Over 17,000 customers worldwide have licensed our Dynamics C/S+ and Dynamics solutions. Dynamics C/S+ is designed for larger businesses in the Midmarket. Dynamics is designed for smaller businesses in the Midmarket. These products manage information flows involving the following business processes:

    - Financial

    - Enterprise Reporting

    - Distribution

    - Payroll

    - Human Resources

    - Manufacturing

    - Service Management

    - Electronic Commerce

    Dynamics C/S+ and Dynamics, based on our Dynamics platform, are cost effective, scalable, and easy to implement and use. Our platform's innovative design and architecture allow customers to solve business problems through:

    - Rapid system customization

    - Extensive end-user personalization

    - Seamless integration to existing systems

    - Strategic use of industry-standard technologies

    - Real-time electronic commerce

    Our distribution network of independent Partners consists of value added resellers, systems integrators, independent software vendors, national, regional and local accounting firms, and specialized software consultants. Through our Partner network, we provide customers with trained solution professionals who are available locally to implement and customize our solutions as well as provide ongoing service.

    In addition to product excellence and channel expertise, we believe high-quality service and support are essential elements of any complete business management solution. We strive to deliver timely, reliable and innovative service to our customers and Partners. Our culture attracts outstanding team members and allows us to continually deliver on our mission statement:

     "TO IMPROVE THE LIFE AND BUSINESS SUCCESS OF PARTNERS AND CUSTOMERS."

    Great Plains currently employs 877 team members at 11 locations worldwide. We have received numerous awards and recognition for organizational excellence, financial performance, management practices, products and customer service. Since our first release of Dynamics in 1993 and Dynamics C/S+ in 1994, our products have received more than 15 awards worldwide for their features and functionality. Recent awards and recognition received by us and our products include:

    - Fortune Magazine "100 Best Companies to Work For in America" (1997 and
      1998)

    - Association of Support Professionals and Softletter's "Best Overall Support Site of 1998"

    - Arthur Andersen Global Best Practices Awards for "Exceeding Customer Expectations" (1998)

    - Arthur Andersen Global Best Practices Awards for "Motivating and Retaining Employees" (1998)

    - Forbes Magazine "200 Best Small Companies in America" (1998)

    - Business Week Magazine "Hot 100 Small Companies" (1998)

    - Visual Basic Programmers Journal "Readers Choice Award" (1997)

    - Microsoft BackOffice Challenge "Best Functionality" (1997)

                                  THE OFFERING

Common stock offered by Great Plains...............  1,035,000 shares

Common stock offered by the selling shareholders...  965,000 shares

Common stock to be outstanding after the
  offering.........................................  14,948,326 shares

Use of proceeds....................................  For general corporate purposes, including working capital, product
                                                     development, capital expenditures and
                                                     possible acquisitions. See "Use of
                                                     Proceeds."

Nasdaq National Market symbol......................  "GPSI"

    The number of shares that will be outstanding after the offering is based on the number outstanding as of January 15, 1999. It excludes (a) 1,104,418 shares of common stock issuable upon exercise of stock options outstanding as of January 15, 1999, with a weighted average exercise price of $16.51 per share, of which options to purchase 310,690 shares were then exercisable, and (b) 891,812 shares reserved for issuance under our stock incentive plan, outside directors' stock option plan and employee stock purchase plan as of January 15, 1999. See "Capitalization."

                      SUMMARY CONSOLIDATED FINANCIAL DATA

    The summary consolidated financial data below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements and the related Notes included elsewhere in this prospectus.

    The adjusted balance sheet data below reflects the sale of 1,035,000 new shares of common stock offered by Great Plains as part of this offering at an assumed offering price of $48.688 per share after deducting the estimated underwriting discount and offering expenses payable by Great Plains. For information regarding how we determined the number of shares used to compute net income per share, see Note 1 of Notes to Consolidated Financial Statements.

                                                                               SIX MONTHS ENDED
                                              YEAR ENDED MAY 31,                 NOVEMBER 30,
                                     ------------------------------------  ------------------------
                                        1996        1997         1998         1997         1998
                                     ----------  -----------  -----------  -----------  -----------
                                           (IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)
STATEMENT OF INCOME DATA:
Total revenues.....................   $  42,271    $  57,120    $  85,659    $  36,819    $  58,936
Operating income...................       3,262        5,293        4,376        4,317        7,057
Income tax provision
  (benefit)(1).....................      (4,099)       2,207        3,203        2,448        3,361
Net income(1)......................       7,461        3,644        4,447        3,672        5,044
Basic net income per share(2)......   $    0.58    $   (1.78)   $    0.33    $    0.28    $    0.37
Diluted net income per share.......   $    0.76    $    0.36    $    0.32    $    0.27    $    0.35
Shares used in computing income
  per common share:
  Basic............................   7,352,820    7,629,460   13,381,414   13,093,015   13,797,818
  Diluted..........................   9,764,924   10,003,349   14,089,092   13,820,984   14,455,749

                                                                     AS OF NOVEMBER 30, 1998
                                                                     -----------------------
                                                                      ACTUAL    AS ADJUSTED
                                                                     ---------  ------------
                                                                         (IN THOUSANDS)
BALANCE SHEET DATA:
Cash, cash equivalents and investments.............................  $  70,889   $  118,371
Total assets.......................................................    111,588      159,070
Working capital....................................................     54,733      102,215
Deferred revenues..................................................     20,337       20,337
Total stockholders' equity.........................................     76,430      123,912

------------------------

(1) Net income for the year ended May 31, 1996 includes an income tax benefit of $4.1 million or $0.42 per diluted share primarily related to the reversal of a valuation allowance. See Note 10 of Notes to Consolidated Financial Statements.

(2) For the fiscal years ending May 31, 1996 and 1997, basic net income per share is lower than the diluted net income per share due to the fact that net income available to common shareholders for the basic calculation is reduced by the increase in carrying value of the mandatorily redeemable preferred stock. See "Earnings Per Share" in Note 1 of Notes to Consolidated Financial Statements.

                                  RISK FACTORS


    YOU SHOULD CONSIDER CAREFULLY THE FOLLOWING RISKS BEFORE YOU DECIDE TO BUY OUR COMMON STOCK.

WE MAY BE UNABLE TO MARKET AND SELL OUR PRODUCTS IF WE ARE UNABLE TO MAINTAIN A
  STRONG PARTNER NETWORK

    We do not maintain a direct sales force; rather, we rely exclusively on our Partner network to sell our solutions. We cannot assure you that our Partners will aggressively market our products and services or will maintain their relationship with us. Our failure to maintain these relationships and to develop new Partner relationships in the future could have a material adverse effect on our business.

    Our ability to achieve significant future revenue growth will depend in large part on adding new Partners, leveraging our relationships with existing Partners and our Partners' ability to implement their growth plans. We cannot assure you that either we or our Partners will be able to achieve these goals. Our inability or our Partners' inability to do so could have a material adverse effect on our business, results of operations and financial condition.

DEMAND FOR OUR PRODUCTS MAY DECREASE IF WE ARE UNABLE TO ANTICIPATE AND ADAPT TO
  RAPIDLY CHANGING TECHNOLOGY

    Our markets are characterized by rapidly changing technologies, evolving industry standards, frequent new product and service introductions, and changing customer and Partner demands. Our future success will depend on our ability to adapt to these rapidly changing technologies, to enhance our existing solutions, and to introduce new solutions to address our customers' and Partners' changing demands. We may experience difficulties that could delay or prevent the successful design, development, introduction or marketing of new solutions. In addition, these new solutions and enhancements must meet the requirements of our current and prospective customers and must achieve significant market acceptance.

DEMAND FOR OUR PRODUCTS MAY DECREASE IF MIDMARKET BUSINESSES FAIL TO ADOPT
  MICROSOFT TECHNOLOGIES OR OUR PRODUCTS BECOME INCOMPATIBLE WITH NEW DEVELOPMENTS IN THESE TECHNOLOGIES

    Our software products are designed for Microsoft technologies, including Windows NT and SQL Server. In addition, our products utilize other Microsoft technologies, including Visual Basic for Applications and Site Server. Although we believe that Microsoft technologies will continue to be widely utilized by Midmarket businesses, we cannot assure you that Midmarket businesses will adopt these technologies as anticipated or will not in the future migrate to other computing platforms or technologies that we do not currently support. Moreover, our strategy requires that our products and technologies continue to be compatible with new developments in Microsoft's technologies.

OUR MANAGEMENT AND INTERNAL SYSTEMS MAY BE INADEQUATE TO HANDLE POTENTIAL GROWTH
  OF OUR SALES AND WORKFORCE

    Our growth has resulted in increased responsibilities placed upon our management and has placed added pressures on our internal systems. Continued growth will require us to implement additional systems and controls and to expand, train and manage a larger workforce. We cannot assure you that the systems and management skills currently in place will be adequate if we continue to grow. In addition, from time to time we may acquire businesses, products, services and technologies that are complementary to ours, or that allow us to enter into new markets. Such acquisitions would place additional demands upon our management.

DEMAND FOR OUR PRODUCTS MAY DECREASE IF WE ARE UNABLE TO COMPETE SUCCESSFULLY IN
  THE MIDMARKET BUSINESS SOFTWARE MARKET

    The market for business management solutions is highly competitive. We expect this competition to intensify, particularly in the Midmarket. Many of our competitors have greater financial, marketing and technical resources than we do. We cannot assure you that we will be able to compete successfully against these companies. See "Business -- Competition."

SOFTWARE THAT WE LICENSE FROM OTHER COMPANIES FOR RESALE MAY BECOME UNAVAILABLE
  OR
  OUTDATED

    Some of our products utilize software licensed to us by independent, third-party software developers. For example, we rely on third parties for our primary reporting tool, for our Integration Manager, and for our Service Management Series. Although we believe that there are alternatives for most of these products, any significant interruption in the supply of such third-party software could have a material adverse impact on our sales unless and until we can replace the functionality provided by key third-party products. In addition, we depend on these third parties to enhance their current products, to develop new products on a timely and cost-effective basis, and to respond to emerging industry standards and rapid technological change. We cannot assure you that we would be able to replace the functionality provided by third-party software if that software becomes obsolete or incompatible with future versions of our products, or otherwise is not adequately maintained or updated. Any failure of key third-party solutions could have a material adverse effect on our business, results of operations and financial condition.

WE MAY BE UNABLE TO IDENTIFY OR COMPLETE SUITABLE ACQUISITIONS AND INVESTMENTS,
  AND ANY ACQUISITIONS AND INVESTMENTS WE DO COMPLETE MAY CREATE BUSINESS DIFFICULTIES OR DILUTE OUR SHAREHOLDERS

    We may acquire or make investments in complementary businesses, products, services or technologies. We cannot assure you that we will be able to identify suitable acquisitions or investment candidates. Even if we identify suitable candidates, we cannot assure you that we will be able to make such acquisitions or investments on commercially acceptable terms. If we acquire a company, we may have difficulty assimilating its personnel and operations into our operations. In addition, its key personnel may decide not to work for us. We may also have difficulty in assimilating acquired businesses, products, services and technologies into our operations. These difficulties could disrupt our ongoing business, distract our management and workforce, increase our expenses and adversely affect our results of operations. Furthermore, we may incur significant debt or be required to issue equity securities to pay for future acquisitions or investments. The issuance of equity securities could be dilutive to our shareholders.

OUR EARNINGS MAY BE AFFECTED BY POTENTIAL CHANGES IN ACCOUNTING PROFESSION
  PRACTICES

    Recently, the SEC has been critical of the U.S. accounting practice of writing off in-process research and development costs incurred in connection with acquisitions. We are aware that the SEC and the U.S. accounting profession are in dialog regarding retroactive application of recent SEC guidelines on this subject. We cannot predict the outcome of that dialog. However, if the new SEC guidelines were applied, it could cause a reduction of in-process research and development write-offs taken in connection with two acquisitions in fiscal 1998, and a corresponding increase in the amount of goodwill associated with each acquisition, which would produce increased amortization expense against income in future periods.

ANTICIPATED FLUCTUATIONS IN OUR QUARTERLY REVENUE AND OPERATING RESULTS MAY
  RESULT IN REDUCED PROFITABILITY AND LEAD TO REDUCED PRICES FOR OUR STOCK

    Our quarterly revenue and operating results have varied in the past and can be expected to vary in the future. As a result, we cannot assure you that we will be able to maintain profitability on an annual or quarterly basis. It is possible that in some future quarters our operating results will fall below our expectations or those of market analysts and investors. In that event, the price of our common stock would likely decrease.

    Most of our quarterly revenue results from orders booked in that quarter. We establish expenditure levels based on our expectation for future revenue. If revenue levels are below expectation, expenses could be disproportionately high. In addition, our business has experienced and may continue to experience seasonality. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Selected Quarterly Operating Results."

THE EXPECTED CONTINUING DECLINE IN SALES OF OUR DOS- AND MACINTOSH-BASED PRODUCT
  COULD NEGATIVELY AFFECT OUR BUSINESS

    We have shifted our product focus from a DOS- and Macintosh-based product, Great Plains Accounting, to our Dynamics C/S+ and Dynamics products which are based on Windows NT and Microsoft SQL Server technologies. As a result of this shift and the decrease in general market demand for DOS- and Macintosh-based solutions, our revenues from our Great Plains Accounting product have declined and are expected to decline in the future. We cannot assure you that the decline in revenues from sales of Great Plains Accounting will not have a material adverse effect on the results of our operations and our financial condition. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

WE MAY FACE INCREASED COMPETITION AND DOWNWARD PRICE PRESSURE IF WE ARE UNABLE
  TO PROTECT OUR INTELLECTUAL PROPERTY RIGHTS

    We rely on a combination of trade secret, copyright and trademark laws, nondisclosure agreements and other contractual provisions to protect our intellectual property rights. We cannot assure you that these protections will be adequate to prevent our competitors from copying or reverse-engineering our products, or that our competitors will not independently develop technologies that are substantially equivalent or superior to ours. We make source code available to certain of our Partners and customers. This availability may increase the likelihood of misappropriation or other misuse of our intellectual property.

    We have no patents. Existing copyright and trademark laws afford only limited protection for our intellectual property rights and will not protect such rights if competitors independently develop similar products. While we license the Dynamics C/S+ product under signed license agreements, Dynamics and Great Plains Accounting are licensed under "shrink wrap" licenses not signed by the licensees. These non-negotiable license agreements found printed on the software packaging may be unenforceable under the laws of certain jurisdictions. In addition, the laws of certain countries where we sell products do not protect our products and intellectual property rights to the same extent as the laws of the United States.

WE MAY FACE INTELLECTUAL PROPERTY INFRINGEMENT CLAIMS WHICH WOULD BE COSTLY TO
  RESOLVE

    Although we have never been the subject of a material intellectual property dispute, we cannot assure you that a third party will not assert that our technology violates its intellectual property rights. As the number of software products in our target markets increases and the functionality of these products further overlap, we believe that all software developers may become increasingly subject to infringement claims. Any infringement claims, whether with or without merit, can be time consuming and expensive to defend. We cannot assure you that third parties will not assert infringement claims against us in the future with respect to our current or future products or that any infringement claim assertions will not require us to enter into royalty arrangements that could be costly.

DIFFICULTIES PRESENTED BY INTERNATIONAL ECONOMIC, POLITICAL, LEGAL, ACCOUNTING
  AND BUSINESS FACTORS COULD NEGATIVELY AFFECT OUR BUSINESS IN INTERNATIONAL MARKETS

    We have operations in a number of international markets. We intend to continue to expand our international operations and our international sales and marketing efforts. Our international business is subject to many risks, including:

    - local economic and market conditions

    - political and economic instability

    - difficulties in enforcing intellectual property and contract rights

    - difficulties in tailoring our products to fit local accounting principles, rules, regulations, language, tax codes and customs

    - fluctuations in currency exchange rates

    - difficulties and costs of staffing and managing foreign operations

    - the need for compliance with a wide variety of foreign and United States export regulations

These risks may materially and adversely affect our business, results of operations or financial condition.

OUR PRODUCTS, SYSTEMS AND SALES MAY BE SUBJECT TO YEAR 2000 PROBLEMS

    Our current products are Year 2000 compliant. Nevertheless, our business could be adversely affected by Year 2000 problems. For example, Midmarket businesses may lack sufficient resources to acquire new systems such as ours because they may be diverting resources to assess and fix internal systems that may not be Year 2000 compliant.

    We have reviewed our own information technology and other technology systems to assess and remediate any Year 2000 problems. While the amount of remediation work required to address Year 2000 problems is not expected to be extensive and while we have received assurances from our major suppliers that they are addressing the Year 2000 issue, we cannot assure you that our internal systems will function properly in the Year 2000. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Year 2000."

CONCENTRATION OF OWNERSHIP MAY GIVE SOME SHAREHOLDERS SUBSTANTIAL INFLUENCE AND
  MAY PREVENT OR DELAY A CHANGE IN CONTROL

    We anticipate that the executive officers and directors will, in the aggregate, beneficially own approximately 33.1 percent of our outstanding common stock following the completion of this offering. See "Principal and Selling Shareholders." These shareholders may be able to exercise substantial influence over all matters requiring shareholder approval, including the election of directors and approval of significant corporate transactions. This concentration of ownership may also have the effect of delaying or preventing a change in control of Great Plains.

OUR CHARTER DOCUMENTS AND MINNESOTA LAW MAY DISCOURAGE AN ACQUISITION OF GREAT
  PLAINS

    Provisions of our articles of incorporation, by-laws and Minnesota law could make it more difficult for a third-party to acquire us, even if doing so would be beneficial to our shareholders.

MANAGEMENT COULD SPEND OR INVEST THE PROCEEDS OF THIS OFFERING IN WAYS WITH
  WHICH THE SHAREHOLDERS MAY NOT AGREE

    Our management can spend or invest the proceeds from this offering in ways with which the shareholders may not agree. See "Use of Proceeds."


    THIS PROSPECTUS CONTAINS FORWARD-LOOKING STATEMENTS BASED ON OUR CURRENT EXPECTATIONS, ASSUMPTIONS, ESTIMATES AND PROJECTIONS ABOUT GREAT PLAINS AND OUR INDUSTRY. THESE FORWARD-LOOKING STATEMENTS INVOLVE RISK AND UNCERTAINTIES. GREAT PLAINS' ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THOSE ANTICIPATED IN THESE FORWARD-LOOKING STATEMENTS AS A RESULT OF CERTAIN FACTORS, AS MORE FULLY DESCRIBED IN THIS SECTION AND ELSEWHERE IN THIS PROSPECTUS. GREAT PLAINS UNDERTAKES NO OBLIGATION TO UPDATE PUBLICLY ANY FORWARD-LOOKING STATEMENTS FOR ANY REASON, EVEN IF NEW INFORMATION BECOMES AVAILABLE OR OTHER EVENTS OCCUR IN THE FUTURE.

                          PRICE RANGE OF COMMON STOCK

    Our common stock began trading on the Nasdaq National Market under the symbol GPSI on June 20, 1997. Prior to such date, there was no established public trading market for our common stock.

    The following table lists, for the periods indicated, the high and low closing sale prices of our common stock, as quoted on the Nasdaq National Market.

                                                                   HIGH        LOW
                                                                 ---------  ---------
First Quarter Fiscal 1998
  (from June 20, 1997 through August 31, 1997).................  $  35.000  $  23.750
Second Quarter Fiscal 1998.....................................     29.250     21.500
Third Quarter Fiscal 1998......................................     33.625     20.500
Fourth Quarter Fiscal 1998.....................................     39.250     29.500

First Quarter Fiscal 1999......................................     39.500     31.625
Second Quarter Fiscal 1999.....................................     48.250     30.125
Third Quarter Fiscal 1999 (through February 4, 1999)...........     49.000     39.562

    On February 4, 1999, the closing sale price per share of our common stock as quoted on the Nasdaq National Market was $48.688. On February 4, 1999, there were approximately 250 holders of record of our common stock, representing a substantially larger number of shareholder accounts.

                                USE OF PROCEEDS

    The net proceeds to Great Plains from the sale of the 1,035,000 shares of common stock offered by Great Plains pursuant to this offering are estimated to be approximately $47.5 million ($61.4 million if the underwriters' over-allotment option is exercised in full) at an assumed public offering price of $48.688 per share and after deducting the estimated underwriting discount and offering expenses payable by Great Plains.

    We expect to use the net proceeds from this offering for general corporate purposes, including product development and the funding of working capital and growth. In addition, we may acquire businesses, products and technologies that are complementary to ours, and a portion of the net proceeds may be used for these acquisitions. While we engage from time to time in discussions with respect to potential acquisitions, we have no definitive agreements with respect to any material acquisitions as of the date of this prospectus. We cannot assure you that any acquisitions will be made.

    Pending these uses, we intend to invest the net proceeds from this offering in short-term, investment-grade, interest-bearing securities.

                                DIVIDEND POLICY

    We have never declared or paid any cash dividends on our capital stock and do not anticipate paying any cash dividends in the foreseeable future. We currently intend to retain future earnings to fund the development and growth of our business.

                             CORPORATE INFORMATION

    Great Plains was founded in 1981 and was incorporated in 1983. References in this prospectus to "Great Plains," "we," "our" and "us" refer to Great Plains Software, Inc., a Minnesota corporation, and its subsidiaries. Our principal executive offices are located at 1701 S.W. 38th Street, Fargo, North Dakota 58103. Our telephone number is (701) 281-0550.

    Great Plains Software-Registered Trademark-, Dynamics C/S+-Registered Trademark-, Great Plains Dynamics-Registered Trademark- and Dexterity-Registered Trademark- are registered trademarks of Great Plains in the United States and other countries. Great Plains Accounting, Great Plains' sun/wheat logo, DynamicTools, Dynamics Continuum, Stampede, the trademarks for our Internet applications and various other word and logo marks are trademarks of Great Plains and are the subject of pending trademark and service mark applications in the United States and other countries. This prospectus also includes names, trademarks, service marks and registered trademarks and service marks of other companies.

                                 CAPITALIZATION

    The following table summarizes our capitalization as of November 30, 1998 and as adjusted to give effect to our receipt of the estimated net proceeds from the sale of 1,035,000 shares of our common stock offered by this prospectus at an assumed public offering price of $48.688 per share. See "Use of Proceeds." You should read this information in conjunction with our Consolidated Financial Statements and the related Notes that appear in this prospectus beginning on page F-1.

                                                                    AS OF NOVEMBER 30, 1998
                                                                    -----------------------
                                                                     ACTUAL    AS ADJUSTED
                                                                    ---------  ------------
                                                                        (IN THOUSANDS)
Stockholders' equity:
  Preferred stock, $.01 par value, 30,000,000 shares authorized,
    none outstanding..............................................         --           --
  Common stock, $.01 par value, 100,000,000 shares authorized;
    13,842,713 shares issued and outstanding; and 14,877,713
    shares issued and outstanding, as adjusted....................  $     138   $      149
  Additional paid-in capital......................................     69,514      116,985
  Accumulated translation adjustment..............................          1            1
  Retained earnings...............................................      6,777        6,777
                                                                    ---------  ------------
    Total stockholders' equity....................................     76,430      123,912
                                                                    ---------  ------------
        Total capitalization......................................  $  76,430   $  123,912
                                                                    ---------  ------------
                                                                    ---------  ------------

    The number of shares issued and outstanding excludes (a) 37,396 shares of common stock issued pursuant to the exercise of options between December 1, 1998 and January 15, 1999 with a weighted average exercise price of $6.24 per share,
(b) 33,217 shares of common stock issued at $33.47 per share pursuant to the employee stock purchase plan, (c) 1,104,418 shares of common stock issuable pursuant to the exercise of options outstanding at January 15, 1999 at a weighted average exercise price of $16.51 per share, of which options to purchase 310,690 shares were then exercisable, and (d) 891,812 shares of common stock reserved for issuance under our 1997 stock incentive plan, outside directors' stock option plan and employee stock purchase plan as of January 15, 1999.

                      SELECTED CONSOLIDATED FINANCIAL DATA

    The selected consolidated financial data below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements and the related Notes included elsewhere in this prospectus. The selected consolidated statement of income data shown below for the years ended May 31, 1996, 1997 and 1998 and the consolidated balance sheet data at May 31, 1997 and 1998 are derived from, and are qualified by reference to, the audited financial statements included elsewhere in this prospectus and should be read in conjunction with those consolidated financial statements and related notes. The selected consolidated statement of income data presented below for the years ended May 31, 1994 and 1995 and the consolidated balance sheet data at May 31, 1994, 1995 and 1996 are derived from audited financial statements not included elsewhere in this prospectus. The selected consolidated financial data as of and for the six months ended November 30, 1997 and 1998 has been derived from unaudited financial statements of Great Plains which, in the opinion of management, include all adjustments, consisting solely of normal recurring adjustments, necessary for a fair presentation of the financial information shown in these statements. The results for the six months ended November 30, 1998 are not necessarily indicative of the results to be expected for the full year or for any future period. For an explanation of the determination of the number of shares used in computing net income per share, see Note 1 of Notes to Consolidated Financial Statements.

                                                                                                         SIX MONTHS ENDED
                                                              YEAR ENDED MAY 31,                           NOVEMBER 30,
                                          ----------------------------------------------------------  ----------------------
                                             1994        1995        1996        1997        1998        1997        1998
                                          ----------  ----------  ----------  ----------  ----------  ----------  ----------
                                                          (IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)
CONSOLIDATED STATEMENT OF INCOME DATA:
Revenues:
  License...............................  $   19,165  $   25,050  $   27,078  $   35,919  $   52,949  $   22,617  $   34,555
  Service...............................       9,949      12,847      15,193      21,201      32,710      14,202      24,381
                                          ----------  ----------  ----------  ----------  ----------  ----------  ----------
    Total revenues......................      29,114      37,897      42,271      57,120      85,659      36,819      58,936

Cost of revenues:
  License...............................       4,997       4,439       4,913       6,362      11,220       4,589       8,653
  Service...............................       5,479       5,622       5,980       8,260      11,118       4,762       7,724
                                          ----------  ----------  ----------  ----------  ----------  ----------  ----------
    Total cost of revenues..............      10,476      10,061      10,893      14,622      22,338       9,351      16,377
                                          ----------  ----------  ----------  ----------  ----------  ----------  ----------

    Gross profit........................      18,638      27,836      31,378      42,498      63,321      27,468      42,559

Operating expenses:
  Sales and marketing...................      14,331      14,013      14,477      21,935      31,636      13,908      21,273
  Research and development..............      10,676       9,308       8,876       9,678      12,586       5,687       9,375
  General and administrative............       3,607       3,886       4,763       5,592       7,587       3,556       4,854
  Acquired in-process research and
    development.........................          --          --          --          --       7,136          --          --
                                          ----------  ----------  ----------  ----------  ----------  ----------  ----------
    Total operating expenses............      28,614      27,207      28,116      37,205      58,945      23,151      35,502
                                          ----------  ----------  ----------  ----------  ----------  ----------  ----------

Operating income (loss).................      (9,976)        629       3,262       5,293       4,376       4,317       7,057
Total other income (expense), net.......        (381)       (260)        100         558       3,274       1,803       1,348
                                          ----------  ----------  ----------  ----------  ----------  ----------  ----------
    Income (loss) before income taxes...     (10,357)        369       3,362       5,851       7,650       6,120       8,405
Income tax provision (benefit)(1).......         (27)         45      (4,099)      2,207       3,203       2,448       3,361
                                          ----------  ----------  ----------  ----------  ----------  ----------  ----------
    Income (loss) before cumulative
      effect of change in accounting
      principle.........................     (10,330)        324       7,461       3,644       4,447       3,672       5,044

Cumulative effect of a change in
  accounting principle..................          --        (200)         --          --          --          --          --
                                          ----------  ----------  ----------  ----------  ----------  ----------  ----------
Net income (loss).......................  $  (10,330) $      124  $    7,461  $    3,644  $    4,447  $    3,672  $    5,044
                                          ----------  ----------  ----------  ----------  ----------  ----------  ----------
                                          ----------  ----------  ----------  ----------  ----------  ----------  ----------
Basic net income per share(2)...........  $    (1.52) $     0.00  $     0.58  $    (1.78) $     0.33  $     0.28  $     0.37
                                          ----------  ----------  ----------  ----------  ----------  ----------  ----------
                                          ----------  ----------  ----------  ----------  ----------  ----------  ----------
Diluted net income per share............  $    (1.52) $     0.01  $     0.76  $     0.36  $     0.32  $     0.27  $     0.35
                                          ----------  ----------  ----------  ----------  ----------  ----------  ----------
                                          ----------  ----------  ----------  ----------  ----------  ----------  ----------
Number of shares for computing net
  income per share:
  Basic.................................   6,776,906   7,158,950   7,352,820   7,629,460  13,381,414  13,093,015  13,797,818
  Diluted...............................   6,776,906   9,164,980   9,764,924  10,003,349  14,089,092  13,820,984  14,455,749

                                                                       MAY 31,
                                                -----------------------------------------------------   NOVEMBER 30,
                                                  1994       1995       1996       1997       1998          1998
                                                ---------  ---------  ---------  ---------  ---------  --------------
                                                                           (IN THOUSANDS)
CONSOLIDATED BALANCE SHEET DATA:
Assets:
  Cash, cash equivalents and investments......  $     119  $   2,892  $   8,256  $  16,243  $  66,918    $   70,889
  Total assets................................      8,845     15,327     24,361     33,214    102,845       111,588

Working capital...............................    (15,400)    (4,992)     1,012      6,658     50,824        54,733

Liabilities and stockholders' equity:
  Deferred revenues...........................      6,897      8,027      9,018     10,448     15,133        20,337
  Long-term debt and capital lease
    obligations, less current portion.........      1,281        750         20         --         --            --
  Mandatorily redeemable convertible preferred
    stock.....................................         --      8,300     11,502     28,698         --            --
  Total stockholders' equity..................    (11,303)    (9,066)    (4,812)   (16,277)    69,671        76,430

------------------------------

(1) Net income for the year ended May 31, 1996 includes an income tax benefit of $4.1 million or $0.42 per diluted share primarily related to the reversal of a valuation allowance. The reversal reflects the recognition of net operating loss carryforwards and other deferred tax assets and was a result of management's analysis of Great Plains' current levels of earnings and future outlook, which increased the likelihood of Great Plains realizing its deferred tax assets. For subsequent periods, Great Plains has provided for income taxes utilizing federal and state statutory income tax rates. See
    Note 10 of Notes to Consolidated Financial Statements.

(2) For the fiscal years ending May 31, 1995, 1996 and 1997, basic net income per share is lower than the diluted net income per share due to the fact that net income available to common stockholders for the basic calculation is reduced by the increase in carrying value of the mandatorily redeemable preferred stock. This increase in carrying value has a greater impact on the basic calculation than does the inclusion of the preferred shares in the diluted calculation. The mandatorily redeemable preferred stock was converted into shares of common stock in June 1997 in connection with Great Plains' initial public offering. See "Earnings Per Share" in Note 1 of Notes to Consolidated Financial Statements.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

    The following discussion of the financial condition and results of operations of Great Plains should be read in conjunction with Great Plains' Consolidated Financial Statements and related Notes, and the other financial information included elsewhere in this prospectus.

OVERVIEW

    Great Plains is a leading provider of business management software solutions to the Midmarket. Great Plains' award-winning products and services automate essential business processes and enhance the strategic value of business information. Great Plains' solutions are sold and implemented by a network of independent Partners throughout the world.

    Great Plains has been a leading provider of business software solutions since 1982 when it began selling its "heritage product," Great Plains Accounting. Great Plains Accounting is currently available for DOS- and Macintosh-based systems for both single users and "local area networks" in which a collection of computers and other devices are physically connected by wires to enable sharing of data. In the late 1980s, Great Plains anticipated the market shift towards Windows and "client/server" business management solutions. Client server solutions allow personal computers, often called client computers, to exchange data with more powerful computers, called servers, shared by multiple users.

    In February 1993, Great Plains released Dynamics, its client/server product for smaller businesses in the Midmarket. In July 1994, Great Plains released its other client/server product, Dynamics C/S+. Dynamics C/S+ is Great Plains' enterprise-wide solution for the larger businesses in the Midmarket and is optimized for Windows NT and Microsoft SQL Server. Great Plains recently expanded its enterprise-wide product offering with two acquisitions that were completed in the fourth quarter of fiscal 1998. These acquisitions provided manufacturing, human resources and enterprise reporting solutions, which were in various stages of development.

    Great Plains made significant investments in research and development in the early 1990s to launch its client/server products. In addition, Great Plains has made a significant investment in building an experienced and knowledgeable network of independent Partners to market, implement and support its Dynamics C/S+ and Dynamics products. Since the release of the client/server products, Great Plains' principal source of revenues has shifted from the heritage product to the client/server products. Client/server products accounted for 61.4%, 77.4%, 87.3% and 92.9% of Great Plains' total revenue for fiscal 1996, 1997 and 1998 and the six months ended November 30, 1998, respectively.

    Great Plains' revenues are derived from two principal sources: software license fees and fees for maintenance, technical support, training and consulting services. As required, Great Plains recognizes revenue in accordance with Statement of Position 97-2, Software Revenue Recognition, which Great Plains adopted beginning June 1, 1998. Statement of Position 97-2 generally requires revenue earned on software products, upgrades or enhancements, rights to exchange or return software, postcontract customer support, or services, including elements deliverable only on a when-and-if-available basis, to be allocated to the various elements of such sale based on vendor-specific objective evidence of fair market values. If this evidence does not exist, revenue from the sale would be deferred until sufficient evidence exists, or until all elements have satisfied the requirements for revenue recognition. Prior to its adoption of Statement of Position 97-2, Great Plains recognized revenue in accordance with Statement of Position 91-1, Software Revenue Recognition. This adoption did not have a material effect on the timing of Great Plains' revenue recognition or cause changes to its revenue recognition policies. See Note 1 of Notes to Consolidated Financial Statements.

    License fee revenues are generally recognized upon shipment of the related software product. Fees for Great Plains' maintenance and support plans are recorded as deferred revenue when billed to the customer and recognized ratably over the term of the maintenance and support agreement, which is typically one year. Fees for Great Plains' training and consulting services are recognized at the time the services are performed.

    Dynamics C/S+ and Dynamics customers are required to purchase a one-year maintenance plan at the time the product is acquired. A majority of these customers renew the maintenance plan after the initial term. Under the maintenance plan, Great Plains provides these customers with product upgrades in addition to on-line assistance and information. The maintenance program for Great Plains' heritage product provides customers with product "updates," which are less significant releases of the heritage product; however, heritage product upgrades are not included in the heritage maintenance program. Heritage customers can purchase product upgrades as they are released.

    Great Plains currently sells products outside the United States through subsidiaries located in Canada, the United Kingdom, Scandinavia, South Africa, Singapore and Australia, as well as through international distribution Partners located in Germany, Poland, the Czech Republic, the Benelux Countries, Portugal, Colombia, and the Middle East. Great Plains' client/server products are available in 9 languages. Great Plains' products have been licensed in approximately 95 countries.

    From time to time, Great Plains engages in discussions with respect to potential acquisitions. Great Plains has no definitive agreements with respect to any material acquisitions as of the date of this prospectus. Recently, Great Plains entered into a non-binding letter of intent to acquire a provider of business software. If this transaction closes, the acquisition cost is expected to be less than $5 million, payable in stock. Great Plains may not be able to complete this acquisition or any other acquisition.

    For a discussion of recently issued accounting standards that may impact Great Plains' future financial results, see Note 1 of Notes to Consolidated Financial Statements.

RESULTS OF OPERATIONS

    The following table indicates the percentage of total revenues represented by certain items reflected in Great Plains' consolidated statement of income.

                                                                                  SIX MONTHS ENDED
                                                     YEAR ENDED MAY 31,             NOVEMBER 30,
                                               -------------------------------  --------------------
                                                 1996       1997       1998       1997       1998
                                               ---------  ---------  ---------  ---------  ---------
AS A PERCENTAGE OF TOTAL REVENUES:

Revenues:
  License....................................       64.1%      62.9%      61.8%      61.4%      58.6%
  Service....................................       35.9       37.1       38.2       38.6       41.4
                                               ---------  ---------  ---------  ---------  ---------
    Total revenues...........................      100.0      100.0      100.0      100.0      100.0

Cost of revenues:
  License....................................       11.6       11.1       13.1       12.5       14.7
  Service....................................       14.2       14.5       13.0       12.9       13.1
                                               ---------  ---------  ---------  ---------  ---------
    Total cost of revenues...................       25.8       25.6       26.1       25.4       27.8
                                               ---------  ---------  ---------  ---------  ---------
    Gross profit.............................       74.2       74.4       73.9       74.6       72.2

Operating expenses:
  Sales and marketing........................       34.2       38.4       36.9       37.8       36.1
  Research and development...................       21.0       16.9       14.7       15.4       15.9
  General and administrative.................       11.3        9.8        8.9        9.7        8.2
  Acquired in-process research and
    development..............................     --         --            8.3     --         --
                                               ---------  ---------  ---------  ---------  ---------
    Total operating expenses.................       66.5       65.1       68.8       62.9       60.2
                                               ---------  ---------  ---------  ---------  ---------
Operating income.............................        7.7        9.3        5.1       11.7       12.0
Other income, net............................        0.2        1.0        3.8        4.9        2.3
                                               ---------  ---------  ---------  ---------  ---------
Income before income taxes...................        7.9       10.3        8.9       16.6       14.3
Income tax provision (benefit)...............       (9.7)       3.9        3.7        6.6        5.7
                                               ---------  ---------  ---------  ---------  ---------
Net income...................................       17.6%       6.4%       5.2%      10.0%       8.6%
                                               ---------  ---------  ---------  ---------  ---------
                                               ---------  ---------  ---------  ---------  ---------

REVENUES

    REVENUES. Revenues increased from $42.3 million in fiscal 1996 to $57.1 million in fiscal 1997 and to $85.7 million in fiscal 1998, representing increases of 35.1% and 50.0%, respectively. Revenues increased from $36.8 million for the six months ended November 30, 1997 to $58.9 million for the six months ended November 30, 1998, representing an increase of 60.1%. These increases in revenues were primarily due to increased demand for Great Plains' client/server products and related services.

    The following table indicates client/server and heritage product revenues, each as a percentage of total revenues:

                                                                                            SIX MONTHS ENDED
                                                          YEAR ENDED MAY 31,                  NOVEMBER 30,
                                                 -------------------------------------  ------------------------
                                                    1996         1997         1998         1997         1998
                                                 -----------  -----------  -----------  -----------  -----------
Client/server product revenues.................        61.4%        77.4%        87.3%        86.9%        92.9%
Heritage product revenues......................        38.6         22.6         12.7         13.1          7.1

    Client/server product revenues, including license and service fees, increased from $25.9 million in fiscal 1996 to $44.2 million in fiscal 1997 and to $74.8 million in fiscal 1998, representing increases of 70.5% and 69.1%, respectively. Client/server product revenues increased from $32.0 million for the six months ended November 30, 1997 to $54.8 million for the six months ended November 30, 1998, representing an increase of 71.1%.

    The increase in client/server product revenues was offset, in part, by a decrease in revenues from Great Plains' heritage product. Heritage product revenues decreased from $16.4 million in fiscal 1996 to $12.9 million in fiscal 1997 and to $10.9 million in fiscal 1998, representing decreases of 21.1% and 15.6%, respectively. Heritage product revenues decreased from $4.8 million for the six months ended November 30, 1997 to $4.1 million for the six months ended November 30, 1998, representing a decrease of 13.3%. The decrease in heritage product revenues was primarily due to a decrease in demand for DOS- and Macintosh-based financial management software, which reflects the broader market trend toward Windows and client/server computing. In addition, for the six months ended November 30, 1998, the decrease can also be attributed to the expected decline in the number of customers purchasing Great Plains' Version 9 heritage upgrade, which was initially released in February 1997. Great Plains anticipates that heritage product revenues will decrease in future periods.

    Great Plains' international revenues increased from $4.4 million in fiscal 1996 to $8.6 million in fiscal 1997 and to $13.4 million in fiscal 1998, representing 10.4%, 15.0% and 15.6% of total revenues, respectively. In addition, international revenues increased from $5.4 million for the six months ended November 30, 1997 to $10.0 million for the six months ended November 30, 1998, representing 14.7% and 16.9% of total revenues, respectively. The increase in fiscal 1997 resulted primarily from growth in Great Plains' subsidiary operation in the United Kingdom and from increased sales to existing international distribution Partners. The increases in fiscal 1998 and for the six months ended November 30, 1998 resulted primarily from the addition of new international subsidiaries in Singapore, South Africa and Scandinavia and growth of subsidiary operations in existing international markets.

    LICENSE. Total license fee revenues increased from $27.1 million in fiscal 1996 to $35.9 million in fiscal 1997 and to $53.0 million in fiscal 1998, representing increases of 32.7% and 47.4%, respectively. Total license fee revenues increased from $22.6 million for the six months ended November 30, 1997 to $34.5 million for the six months ended November 30, 1998, representing an increase of 52.8%. These increases in total license fee revenues are largely attributable to increased sales of Great Plains' client/server products. Great Plains added to its client/server product offerings with the release of a Microsoft SQL Server edition of Dynamics C/S+ in April 1996 and the release of additional functionality and applications for the SQL Server edition in November 1996. In September 1997, Great Plains added to its client/server product offerings with the release of a service management solution licensed from a third party. In addition, Great Plains broadened its client/server solutions with the addition of manufacturing, human resources and enterprise reporting solutions through acquisitions completed in Great Plains' fourth quarter of fiscal 1998. These acquisitions did not have a material impact on revenue in fiscal 1998 but contributed to the increase in license fee revenue for the six months ended November 30, 1998. Moreover, since the release of Great Plains' client/server products, Great Plains has increased its sales, marketing and service capacity and increased the number of Partners representing its client/server products. These factors have led to an increase in the number of client/server software licenses and an increase in the average revenues derived from individual client/server licenses.

    The increase in client/server product license fee revenues was offset, in part, by a decrease in heritage product license fee revenues. The decrease in heritage product license fees is primarily a result of decreased demand for DOS- and Macintosh-based financial management software. In addition, Great Plains has historically released significant upgrades of its heritage product approximately every two years, which had a positive impact on heritage product license fee revenues in the quarters following release. Significant upgrades of the heritage product were released in February 1997 and December 1997, which Great Plains marketed principally to Great Plains' installed base of heritage product customers. Notwithstanding the positive impact on revenues these upgrades had in fiscal 1997 and fiscal 1998, overall heritage product license fee revenues declined in fiscal 1997, fiscal 1998 and in the six months ended November 30, 1998. Great Plains anticipates that heritage product license fee revenues will decrease in future periods.

    SERVICE. Service revenues increased from $15.2 million in fiscal 1996 to $21.2 million in fiscal 1997 and to $32.7 million in fiscal 1998, representing increases of 39.5% and 54.3%, respectively. In addition, service revenues increased from $14.2 million for the six months ended November 30, 1997 to $24.4 million for the six months ended November 30, 1998, representing an increase of 71.7%. Service revenues as a percentage of total revenues were 35.9%, 37.1% and 38.2% for fiscal 1996, 1997 and 1998, respectively. Similarly, service revenues as a percentage of total revenues were 38.6% and 41.4% for the six months ended November 30, 1997 and November 30, 1998, respectively. These increases in service revenues were largely a result of the service revenues associated with new client/server licenses as well as renewals of existing maintenance and support contracts from the growing installed base of client/server customers.

COSTS AND EXPENSES

    COST OF LICENSE FEES. Cost of license fees consists primarily of the costs of product manuals, media, shipping and royalties paid to third parties. Cost of license fees increased from $4.9 million in fiscal 1996 to $6.4 million in fiscal 1997 and to $11.2 million in fiscal 1998, representing 18.1%, 17.7% and 21.2% of total license fee revenues in fiscal 1996, 1997 and 1998, respectively. In addition, cost of license fees increased from $4.6 million for the six months ended November 30, 1997 to $8.7 million for the six months ended November 30, 1998, representing 20.3% and 25.0% of total license fee revenues for such periods, respectively. The increase in cost of license fees is primarily attributable to the overall growth in license fee revenues and an increase in the sale of products for which Great Plains is obligated to pay royalties to third party vendors. Great Plains anticipates that cost of license fees will increase in dollar amount as license fee revenues increase. Cost of license fees as a percentage of total license fee revenues may increase if Great Plains enters into additional royalty arrangements or if the sale of products which carry a royalty obligation increase as a percentage of total license fee revenues.

    COST OF SERVICES. Cost of services consists of the costs of providing telephone support, training and consulting services to customers and Partners. Cost of services increased from $6.0 million in fiscal 1996 to $8.3 million in fiscal 1997 and to $11.1 million in fiscal 1998, representing 39.4%, 39.0% and 34.0% of total service revenues, respectively. In addition, cost of services increased from $4.8 million for the six months ended November 30, 1997 to $7.7 million for the six months ended November 30, 1998, representing 33.5% and 31.7% of total service revenues, respectively. The increase in cost of services is primarily due to the expansion of Great Plains' customer and Partner service resources. Cost of services as a percentage of service revenues has decreased as a result of improved efficiency in operations and continued strong customer enrollment in maintenance plans and support contracts. Great Plains anticipates that cost of services will increase in dollar amount as service revenues increase, but will remain relatively constant as a percentage of service revenues.

    SALES AND MARKETING. Sales and marketing expenses consist primarily of salaries, commissions and travel and promotional expenses. Sales and marketing expenses have increased from $14.5 million in fiscal 1996 to $21.9 million in fiscal 1997 and $31.6 million in fiscal 1998, representing 34.2%, 38.4% and 36.9% of total revenues, respectively. Sales and marketing expenses increased from $13.9 million for the six months ended November 30, 1997 to $21.3 million for the six months ended November 30, 1998, representing 37.8% and 36.1% of total revenues, respectively. Since the beginning of fiscal 1997, Great Plains has increased spending on sales and marketing to promote the Microsoft SQL Server edition of its Dynamics C/S+ product. The increase in sales and marketing expenses and sales and marketing expenses as a percentage of total revenues reflects the hiring of additional sales and marketing personnel, expanded promotional activities and increased commissions relating to the increase in client/server product revenues. In addition, Great Plains has increased sales and marketing expenses related to the operation of its international subsidiaries in the United Kingdom, Australia, Singapore, South Africa and Scandinavia. The decrease in sales and marketing expenses as a percentage of total revenues in fiscal 1998 and for the six months ended November 30, 1998 reflects an increase in sales and marketing productivity and a corresponding increase in revenues derived from Great Plains' client/ server products. Great Plains anticipates that sales and marketing expenses will increase in dollar amount as total revenues increase; however, Great Plains does not anticipate significant changes in sales and marketing expenses as a percentage of total revenues.

    RESEARCH AND DEVELOPMENT. Research and development expenses consist primarily of compensation of development personnel and depreciation of equipment. Great Plains has made significant investments in research and development with total expenses increasing from $8.9 million in fiscal 1996 to $9.7 million in fiscal 1997 and $12.6 million in fiscal 1998, representing 21.0%, 16.9%, and 14.7% of total revenues, respectively. Research and development expenses were $5.7 million for the six months ended November 30, 1997 and $9.4 million for the six months ended November 30, 1998, representing 15.4% and 15.9% of total revenues, respectively. Research and development expenses in fiscal 1996 and fiscal 1997 were primarily related to Great Plains' efforts to release additional applications for its client/server products and the Microsoft SQL Server edition of Dynamics C/S+. In fiscal 1998, Great Plains' development efforts were primarily focused on the delivery of substantial new versions of its client/server products and the release of an electronic commerce solution. For the six months ended November 30, 1998, increases in Great Plains' research and development expenses can, in part, be attributed to additional development resources added as a result of two acquisitions in the fourth quarter of fiscal 1998. These two acquisitions added product development resources in the solution areas of manufacturing, human resources, and consolidations and budgeting. Research and development expenses decreased as a percentage of total revenues in fiscal 1997 and fiscal 1998 due to efficiencies gained through greater experience levels among development personnel, greater automation in Great Plains' development testing processes and an increased focus on Microsoft technologies. Research and development expenses increased as a percentage of total revenues in the first half of fiscal 1999 primarily due to additional research and development resources added with the acquisitions in the fourth quarter of fiscal 1998. Great Plains anticipates that it will continue to devote substantial resources to its research and development efforts and that research and development expenses will increase in dollar amount in future periods and may increase as a percentage of total revenues.

    GENERAL AND ADMINISTRATIVE. General and administrative expenses consist primarily of salaries of executive, financial, human resource and information services personnel as well as outside professional fees. General and administrative expenses increased from $4.8 million in fiscal 1996 to $5.6 million in fiscal 1997 and to $7.6 million in fiscal 1998, representing 11.3%, 9.8% and 8.9% of total revenues, respectively. General and administrative expenses increased from $3.6 million for the six months ended November 30, 1997 to $4.9 million for the six months ended November 30, 1998, representing 9.7% and 8.2% of total revenues, respectively. These increases in dollar amounts were primarily due to increased staffing and related expenses necessary to manage and support the expansion of Great Plains' operations. In addition, Great Plains' general and administrative expenses increased in fiscal 1998 due to increased expenses as a result of being a publicly held company. Great Plains believes that its general and administrative expenses will increase in dollar amount in the future to support the expansion of its operations.

    ACQUIRED IN-PROCESS RESEARCH AND DEVELOPMENT. Great Plains completed two acquisitions in the fourth quarter of fiscal 1998, both of which were accounted for using the purchase method of accounting. The first acquisition provided a manufacturing series and a human resources management system while the second acquisition provided a multinational enterprise reporting solution. The purchase price for these acquisitions was $7.5 million for the manufacturing and human resource applications and $4.4 million for the enterprise reporting solution.

    Valuations of the intangible assets acquired were determined by an independent third party appraisal company and consisted of in-process research and development, current technology, and assembled workforce. The following table shows the amount related to in-process research and development, as determined by the independent third party appraisal company, that was charged against income in fiscal 1998 because the underlying research and development projects had not yet reached technological feasibility and had no alternative future uses:

                                                        IN-PROCESS RESEARCH
                                                          AND DEVELOPMENT
                                                       ---------------------
                                                          (IN THOUSANDS)
Manufacturing........................................        $   3,211
Human resources......................................            2,245
Enterprise reporting.................................            1,680
                                                               -------
                                                             $   7,136

    Great Plains is using the acquired in-process research and development to complete new products in the areas of manufacturing, human resources, and enterprise reporting, which will become part of Great Plains' product lines over the next several years. Great Plains anticipates the initial products developed from the acquired in-process research and development to be released in the period of fiscal 1999 to fiscal 2001. Great Plains expects that all the acquired in-process research and development will reach technological feasibility, but there can be no assurance that the commercial viability of these products will actually be achieved. If commercial viability is not achieved, Great Plains would look to other alternatives to provide these solutions.

    The nature of the efforts required to complete development of the acquired in-process research and development into commercially viable products principally relates to the completion of all designing, prototyping, verification and testing activities necessary to establish that the products can be produced to meet design specifications, including functions, features, and technical performance requirements. The estimated costs to be incurred to complete the purchased in-process technology into commercially viable products are as follows:

                                                          HUMAN      ENTERPRISE
                                      MANUFACTURING     RESOURCES     REPORTING
                                     ---------------  -------------  -----------
                                                   (IN THOUSANDS)
Fiscal 1999........................     $   1,875       $     750     $     720
Fiscal 2000........................         1,958             840           765
Fiscal 2001........................         2,220             810           630
Fiscal 2002........................         1,688             540           375
Fiscal 2003........................           825             450           225
                                          -------     -------------  -----------
Total..............................     $   8,566       $   3,390     $   2,715

    The value assigned to purchased in-process research and development was determined by an independent third party appraiser, which projected cash flows related to future products expected to be derived once technological feasibility is achieved, including costs to complete the development of technology and the future revenues and costs which are expected to result from commercialization of the products. Cash flows recognized the contribution of core technology and other supporting assets and were discounted back to their present value at a rate of 35%. The resulting net cash flows from such projects are based on estimates made by Great Plains' management of revenues, cost of sales, research and development costs, selling, general and administrative costs, and income taxes resulting from such projects. These management estimates are based on expected trends in technology and the nature and expected timing of completion of acquired in-process research and development. Nothing has come to management's attention which would lead management to believe substantial changes need to be made to the underlying assumptions.

    Great Plains did not have any write-off of acquired in-process research and development in fiscal 1997 or fiscal 1996.

    See Note 2 of Notes to Consolidated Financial Statements.

OTHER INCOME, NET

    Other income, net consists primarily of earnings from investments and gains or losses from disposal of fixed assets, net of any interest expense. Other income, net increased from $0.1 million in fiscal 1996 to $0.6 million in fiscal 1997 and to $3.3 million in fiscal 1998. Other income, net decreased from $1.8 million for the six months ended November 30, 1997 to $1.3 million for the six months ended November 30, 1998. The increase in other income, net in fiscal 1997 can be attributed to additional cash resulting from Great Plains' increased profitability. The increase in other income, net in fiscal 1998 was primarily a result of increased investment earnings due to increased investments as a result of the more than $50 million received from Great Plains' initial public offering of common stock in June 1997. The increase in fiscal 1998 can also be attributed, in part, to additional cash resulting from Great Plains' increased profitability. The decrease in other income, net for the six months ended November 30, 1998 was, in part, a result of a one-time gain recognized from the sale of Great Plains' Profit accounting software product in the six months ended November 30, 1997. In addition, Great Plains recognized lower investment earnings in the six months ended November 30, 1998 due to a lower cash position at the start of the period and a lower interest rate for a portion of the period.

PROVISION (BENEFIT) FOR INCOME TAXES

    Provision (benefit) for income taxes was $(4.1) million, $2.2 million, and $3.2 million in fiscal 1996, 1997 and 1998, respectively. For the six months ended November 30, 1997 and November 30, 1998, Great Plains' provision for income taxes was $2.5 million and $3.4 million, respectively. Prior to May 1996, Great Plains determined that the realization of the net operating loss carryforward and other deferred tax assets did not meet the recognition criteria under Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes," and, accordingly, a valuation allowance was established to reserve the net operating loss carryforward and other deferred tax assets. For fiscal 1996, Great Plains recorded a $4.1 million tax benefit primarily related to the reversal of the valuation allowance. This reversal was based on management's analysis of current levels of earnings and its future outlook, which increased the likelihood of Great Plains realizing its deferred tax assets; thus the valuation allowance was no longer deemed necessary. In fiscal 1997, Great Plains recorded an income tax provision of 38%, consistent with federal and state statutory income tax rates. In fiscal 1998 and for the six months ended November 30, 1998, the provision for income taxes was 42% and 40%, respectively, of income before income taxes, which represents an increase from the fiscal 1997 annual effective income tax rate of 38% as a result of full state statutory tax rates. Great Plains expects that the income tax provision will continue to reflect the statutory tax rates. See Note 10 of Notes to Consolidated Financial Statements.

SELECTED QUARTERLY OPERATING RESULTS

    The following table shows certain unaudited consolidated financial information for each of the four quarters in Great Plains' fiscal year ended May 31, 1998 and for the first two quarters in Great Plains' fiscal year ending May 31, 1999. In management's opinion, this unaudited quarterly information has been prepared on the same basis as the audited consolidated financial statements and includes all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of the information for the quarters presented, when read in conjunction with the audited consolidated financial statements and related notes included elsewhere in this prospectus. Great Plains believes that quarter-to-quarter comparisons of its financial results are not necessarily meaningful and should not be relied upon as an indication of future performance.

                              AUGUST 31,    NOVEMBER 30,   FEBRUARY 28,   MAY 31,   AUGUST 31,    NOVEMBER 30,
                                 1997           1997           1998        1998        1998           1998
                              -----------  --------------  ------------  ---------  -----------  --------------
                                                               (IN THOUSANDS)
Revenues:
  License...................   $  10,335     $   12,282     $   13,816   $  16,516   $  16,114     $   18,441
  Service...................       6,439          7,763          8,791       9,716      11,015         13,366
                              -----------  --------------  ------------  ---------  -----------  --------------
    Total revenues..........      16,774         20,045         22,607      26,232      27,129         31,807

Cost of revenues:
  License...................       1,935          2,654          3,266       3,364       3,996          4,657
  Service...................       2,251          2,511          2,723       3,635       3,576          4,148
                              -----------  --------------  ------------  ---------  -----------  --------------
    Total cost of
      revenues..............       4,186          5,165          5,989       6,999       7,572          8,805
                              -----------  --------------  ------------  ---------  -----------  --------------

    Gross profit............      12,588         14,880         16,618      19,233      19,557         23,002

Operating expenses:
  Sales and marketing.......       6,199          7,709          8,416       9,311       9,533         11,740
  Research and
    development.............       2,676          3,011          3,030       3,868       4,517          4,858
  General and
    administrative..........       1,894          1,662          2,086       1,946       2,518          2,336
  Acquired in-process
    research and
    development.............          --             --             --       7,136          --             --
                              -----------  --------------  ------------  ---------  -----------  --------------
    Total operating
      expenses..............      10,769         12,382         13,532      22,261      16,568         18,934
                              -----------  --------------  ------------  ---------  -----------  --------------

Operating income (loss).....       1,819          2,498          3,086      (3,028)      2,989          4,068
Other income, net...........         736          1,067            878         593         649            699
                              -----------  --------------  ------------  ---------  -----------  --------------
    Income (loss) before
      income taxes..........       2,555          3,565          3,964      (2,435)      3,638          4,767
Income tax provision
  (benefit).................       1,022          1,426          1,587        (832)      1,454          1,907
                              -----------  --------------  ------------  ---------  -----------  --------------
Net income (loss)...........   $   1,533     $    2,139     $    2,377   $  (1,603)  $   2,184     $    2,860
                              -----------  --------------  ------------  ---------  -----------  --------------
                              -----------  --------------  ------------  ---------  -----------  --------------

    Great Plains' quarterly revenues and operating results have varied significantly in the past and are likely to vary substantially from quarter to quarter in the future. These fluctuations may result in volatility in the price of Great Plains' common stock. Great Plains establishes expenditure levels based on its expectations as to future revenue, and, if revenue levels are below expectations, expenses can be disproportionately high. As a result, a drop in near term demand for Great Plains' products could significantly affect both revenues and profits in any quarter. In the future, Great Plains' operating results may fluctuate for this reason or as a result of a number of other factors, including increased expenses, timing of product releases, increased competition, variations in the mix of sales, announcements of new products by Great Plains' or its competitors and capital spending patterns of Great Plains' customers.

    Great Plains has experienced and may continue to experience seasonality. In recent years, due to a number of factors, including the timing of product releases and sales incentive programs, Great Plains has recognized a greater percentage of its revenue and operating income in its fourth fiscal quarter than in any of the first three quarters. Moreover, due to fiscal year-end sales incentive programs, Great Plains has historically recognized less license fee revenue and operating income in its first fiscal quarter than in the other quarters.

    As a result of these factors, there can be no assurance that Great Plains will be able to maintain profitability on a quarterly basis.

LIQUIDITY AND CAPITAL RESOURCES

    Great Plains has historically funded operations primarily through cash provided by operations and the sale of equity securities. Currently, Great Plains meets its working capital needs and capital equipment needs with cash provided by operations.

    Cash provided by operating activities increased from $8.3 million in fiscal 1996 to $10.3 million in fiscal 1997 and to $17.6 million for fiscal 1998. Cash provided by operating activities increased from $5.0 million for the six months ended November 30, 1997 to $7.7 million for the six months ended November 30, 1998. The increase in cash from operations for fiscal 1998 was due primarily to cash provided by the following: improved profitability of Great Plains' operations, the $7.1 million noncash charge for acquired in-process research and development, an increase in accounts payable and accrued expenses of $4.4 million, an increase in deferred revenues of $3.9 million, and an increase in income taxes payable of $3.8 million. Cash from operations was reduced primarily by a $5.2 million increase in deferred tax assets and a $2.6 million increase in accounts receivable. The increase in cash from operations for the six months ended November 30, 1998 relative to the six months ended November 30, 1997 was due primarily to improved profitability of Great Plains' operations and an increase in deferred revenues of $5.2 million offset by a $3.3 million reduction in income taxes payable.

    Great Plains' investing activities used cash of $2.1 million, $7.1 million and $63.8 million in fiscal 1996, 1997 and 1998, respectively. For the six months ended November 30, 1997 and November 30, 1998, cash used for investing activities was $54.8 million and $4.7 million, respectively. In fiscal 1996 and fiscal 1997, the principal use of cash in investing activities was for capital expenditures related to the acquisition of computer equipment and furniture required to support expansion of Great Plains' operations. Fiscal 1997 also included the purchase of $4.9 million of investments. The principal use of cash in investing activities in fiscal 1998 was approximately $50 million for the purchase of investments following Great Plains' initial public offering of common stock. Investing activities in fiscal 1998 also included cash used of approximately $11.9 million for two acquisitions completed in Great Plains' fourth quarter. In addition, investing activities for fiscal 1998 included increased capital expenditures related to the acquisition of computer equipment and furniture required to support expansion of Great Plains' operations and investments for minority interest positions in certain international operations. The primary use of cash for investing activities for the six months ended November 30, 1998 was for capital expenditures related to the acquisition of computer equipment and furniture required to support expansion of Great Plains' operations. In addition, cash used for investing activities for the six months ended November 30, 1998 included additional investment in minority interest positions in certain international operations.

    Great Plains' financing activities provided (used) cash of $(0.8) million, $0.7 million and $52.2 million during fiscal 1996, 1997 and 1998 respectively. For the six months ended November 30, 1997 and November 30, 1998, Great Plains' financing activities provided cash of $50.5 million and $1.4 million, respectively. For fiscal 1996, financing activities used cash primarily for payments on capital lease obligations and notes payable. For fiscal 1997, cash of $0.7 million was provided from financing activities which consisted primarily of proceeds received from the exercise of stock options offset in part by payments on capital lease obligations and notes payable. For fiscal 1998, cash of $52.2 million was provided from financing activities primarily from $50.2 million from the sale of Great Plains' common stock in an initial public offering and proceeds received from the exercise of stock options. For the six months ended November 30, 1998, cash provided by financing activities consisted of proceeds received from the exercise of stock options.

    Great Plains' sources of liquidity at November 30, 1998 consisted principally of cash, cash equivalents and investments of $70.9 million. Great Plains also has a $10.0 million revolving line of credit with a bank. The line of credit expires in November 1999 and borrowings made under the line of credit are subject to certain covenants. No amounts are currently outstanding under the line of credit. See Note 8 of Notes to Consolidated Financial Statements.

    Great Plains believes that cash generated from operations, its existing cash, cash equivalents and investments, and cash generated from this offering will be sufficient to fund operations for the foreseeable future.

YEAR 2000

    Many currently installed computer systems and software are coded to accept only two-digit entries in the date code fields. These date code fields will need to accept four-digit entries to distinguish 21st century dates from 20th century dates. This problem could result in system failures or miscalculations causing disruptions of business operations (including, among other things, a temporary inability to process transactions, send invoices or engage in other similar business activities). As a result, many companies' computer systems and software will need to be upgraded or replaced in order to comply with Year 2000 requirements. The potential global impact of the Year 2000 problem is not known. If Year 2000 problems are not corrected in a timely manner, they could affect Great Plains and the U.S. and world economy generally.

    All of Great Plains' current products are Year 2000 compliant. Great Plains' client/server products have been Year 2000 compliant since their initial introduction, as are Versions 8 and 9 of the heritage product. Great Plains is currently offering its heritage product customers a free Year 2000 compliant upgrade for prior versions of the heritage product. Even though Great Plains' current products are Year 2000 compliant, there can be no assurance that Midmarket businesses will have sufficient resources available for the acquisition of new systems from Great Plains because they may be diverting resources to assess and fix internal systems that may not be Year 2000 compliant.

    Great Plains has formed a project team (consisting of representatives from its information technology, finance, manufacturing, product development, sales, marketing and legal departments) to address other internal and external Year 2000 issues. Great Plains' internal financial, manufacturing and other computer systems are being reviewed to assess and remediate Year 2000 problems. Great Plains' assessment of internal systems includes its information technology as well as other systems (which systems contain embedded technology in manufacturing or process control equipment containing microprocessors or other similar circuitry). Great Plains' Year 2000 compliance program includes the following phases:

     - identifying systems that need to be modified or replaced;

     - carrying out remediation work to modify existing systems or convert to new systems; and

     - conducting validation testing of systems and applications to ensure compliance. Great Plains is currently completing the second phase of this program.

    The amount of remediation work required to address Year 2000 problems is not expected to be extensive. Great Plains has replaced certain of its financial and operational systems in the last several years, and management believes that the new equipment and software substantially addresses Year 2000 issues. However, Great Plains will be required to modify some of its existing hardware and software in order for its computer systems to function properly in the year 2000 and thereafter. Great Plains estimates that it will complete its Year 2000 compliance program for all of its significant internal systems no later than May 1, 1999.

    In addition, Great Plains has received assurances from its major suppliers that they are addressing the Year 2000 issue and that products purchased by Great Plains from such suppliers will function properly in the year 2000. However, it is impossible to fully assess the potential consequences in the event service interruptions from suppliers occur or in the event that there are disruptions in such infrastructure areas as utilities, communications, transportation, banking or government. Great Plains is currently assessing the Year 2000 readiness of its Partners.

    The total estimated cost for resolving Great Plains' Year 2000 issues is $100,000, of which approximately $65,000 has been spent through November 30, 1998. The total cost estimate includes the cost of replacing of non-compliant systems as a remediation cost in cases where Great Plains has accelerated plans to replace such systems. Estimates of Year 2000 costs are based on numerous assumptions, and there can be no assurance that the estimates are correct or that actual costs will not be materially greater than anticipated.

    Based on its assessments to date, Great Plains believes it will not experience any material disruption as a result of Year 2000 problems in internal manufacturing processes, information processing or interface with major customers, or with processing orders and billing. However, if certain critical third-party providers, such as those providers supplying electricity, water or telephone service, experience difficulties resulting in disruption of service to Great Plains, a shutdown of Great Plains' operations at individual facilities could occur for the duration of the disruption. Great Plains has not yet developed a contingency plan to provide for continuity of processing in the event of various problem scenarios, but it will assess the need to develop such a plan based on the outcome of its validation phase of its Year 2000 compliance program and the results of surveying its major suppliers and customers. Assuming no major disruption in service from utility companies or other critical third-party providers, Great Plains believes that it will be able to manage its total Year 2000 transition without any material effect on Great Plains' results of operations or financial condition.

                                    BUSINESS

    Great Plains is a leading provider of business management solutions to the Midmarket. Our award-winning products and services automate essential business processes and enhance the strategic value of business information. Our solutions are sold and implemented by a network of independent Partners throughout the world.

INDUSTRY BACKGROUND

    Throughout the 1990s, businesses of all sizes have increasingly deployed client/server business applications to improve their competitive position. Client/server business applications enable greater access to information and allow for more efficiency in a company's operations than do traditional mainframe, minicomputer or stand-alone personal computer solutions. Greater access to business information allows for better and faster decision making and higher levels of customer service. More efficient operations result in lower costs, higher employee satisfaction, and expanded growth opportunities.

    Businesses employing client/server business solutions can generally be grouped into two market segments: (1) the "Midmarket," which generally consists of businesses with $1 million to $250 million in revenues and 10 to 2,500 employees and (2) the "Enterprise Market," which generally consists of businesses with revenues in excess of $250 million and more than 2,500 employees.

    Businesses in the Enterprise Market were the first to adopt client/server architecture as the standard for new implementations of enterprise-wide business management solutions. More recently, businesses in the Midmarket also began to demand fully integrated enterprise-wide business management solutions based on client/server technology. However, client/server solutions designed for the Enterprise Market are often too complex and generally require too much time and money for Midmarket companies to implement. Furthermore, implementation of traditional Enterprise Market solutions often require significant business process re-engineering that is unduly burdensome for Midmarket businesses.

MIDMARKET BUSINESS MANAGEMENT SYSTEM NEEDS

    Midmarket businesses have a number of key business requirements that are different from those of Enterprise Market businesses. We believe that Midmarket businesses require a client/server enterprise-wide business solution that is cost effective, scalable, and easy to implement and use. Our Dynamics platform's innovative design and architecture allow customers to solve business problems through:

    - Rapid system customization

    - Extensive end-user personalization

    - Seamless integration to existing systems

    - Strategic use of industry-standard technologies

    - Real-time electronic commerce

    Midmarket businesses generally have fewer information technology resources than Enterprise Market businesses. As a result, Midmarket businesses require cost-effective software solutions from vendors that can provide a substantial amount of assistance during the software system selection and implementation process, as well as ongoing local support and service. Midmarket businesses also require systems that can be rapidly implemented and are easy to learn, use and modify. In light of these requirements, many Midmarket businesses are standardizing on Microsoft technologies, most notably Windows NT and SQL Server as well as other Microsoft BackOffice components. As a result, Midmarket businesses are demanding business solutions that are native to Windows and optimized for Windows NT and Microsoft SQL Server.

    Many Midmarket businesses experience rapid growth and have evolving business models. These businesses require business solutions that can be customized quickly and cost-effectively to accommodate the constantly changing nature of their business systems and procedures. We believe that client/server business solutions must allow Midmarket businesses to easily modify windows and reports, to integrate third-party solutions and to quickly write and seamlessly integrate custom applications.

    Midmarket companies are increasingly seeking Internet and electronic commerce technologies that can extend the availability of information to employees across the enterprise and allow them to effectively conduct business over the Internet.

GREAT PLAINS STRATEGY

    Our general strategy is to extend our position as a leading Midmarket provider of business management solutions. To meet the needs of businesses in the Midmarket, we have deployed the following specific strategies:

DELIVER FULLY INTEGRATED ENTERPRISE-WIDE BUSINESS MANAGEMENT
SOLUTION. Businesses in the upper-tier of the Midmarket are increasingly demanding a fully integrated enterprise-wide business management solution. In addition, Midmarket customers are looking for solutions that allow them to leverage the Internet and electronic commerce trends for future business growth. Great Plains, through its own internal development efforts and recent strategic product acquisitions, provides a fully integrated enterprise-wide solution whose components share the same platform, architecture and user interface. This enterprise-wide solution consists of financial, enterprise reporting, distribution, payroll and human resources, manufacturing, service management and electronic commerce solutions. In addition, independent software vendors offer more than 200 vertical and horizontal applications that further extend our solutions.

EXTEND TECHNOLOGY LEADERSHIP. We have built a strong record of technical leadership and continue to invest in developing new technologies and products. Dynamics C/S+ and Dynamics provide award-winning functionality including navigation, customization, information access, scalability and integration. With Release 5.0, the power and functionality of Dynamics C/S+ and Dynamics are further enhanced with new modules including Bill of Materials, the latest in information access and navigation, additional intercompany processing capabilities and more than 100 feature enhancements to improve ease of installation, implementation and overall business management capabilities. Furthermore, we use innovations in Microsoft technologies to continually improve our products. Dynamics C/S+ and Dynamics were among the first business management solutions in the Midmarket to support Windows 98 and among the first to receive Microsoft Windows 95 (Dynamics C/S+ and Dynamics) and Microsoft BackOffice (Dynamics C/S+) logo compliance (recognition from Microsoft that our Dynamics C/S+ and Dynamics products meet the development criteria for Windows 95 as well as Microsoft BackOffice technologies, including Windows NT and Microsoft SQL Server). In addition, we believe Dynamics C/S+ was one of the first enterprise-wide business management solutions to fully integrate and leverage Microsoft Site Server, Commerce Edition, enabling Midmarket businesses to integrate their web storefront with financial and distribution applications. Our Dynamics C/S+ and Dynamics products have received more than 15 industry awards, including "Best Functionality" in the Microsoft BackOffice Challenge, an Editors' Choice Award from PC Magazine and a Reviewers' Choice Award from Personal Computing Magazine in the United Kingdom. We believe that our product architecture is well-suited for ongoing integration of new technologies. We maintain a research team dedicated to assessing new and emerging technologies. In addition, we intend to maintain our leadership in providing customization capabilities that are essential to businesses in the Midmarket.

EXPAND AND STRENGTHEN PARTNER NETWORK. We believe that our Partner network has been able to penetrate the Midmarket by providing high-quality, cost-effective marketing and pre-sales, sales, and local service and consulting. Through our channel development and recruiting efforts, as well as our training, certification and performance recognition programs, we continue to strengthen this network. We offer extensive programs that provide Partners training, service and support to help them develop and expand their businesses, including a program that assists Partners in recruiting additional personnel. We also have programs to provide product and curricula offerings to colleges and universities designed to increase the number of graduates familiar with our products. We host a number of business and technology conferences each year, including "Stampede," an annual Partner conference in Fargo. In 1998, 1,365 participants attended Stampede.

CONTINUE AWARD-WINNING SERVICE AND SUPPORT. We believe that high-quality service and technical support are essential elements of a complete enterprise-wide business solution and are vital to maintaining customer and Partner satisfaction. We have received numerous industry awards for our customer and Partner service and continue to invest in our support infrastructure. For example, we expanded our Internet-based technical support to customers and Partners and, in fiscal 1998, received industry recognition and awards for these offerings. We believe that our initiatives will further increase the timeliness and effectiveness of our service and technical support. In addition to offering award-winning support on our Dynamics C/S+ and Dynamics products, we intend to continue to support customers who use our DOS-based product, Great Plains Accounting.

EXPAND GLOBAL PRODUCT OFFERING AND INFRASTRUCTURE. We currently sell our products in the United States and through subsidiaries located in Canada, the United Kingdom, Scandinavia, South Africa, Singapore and Australia. In addition, we sell our products through international distribution Partners in Germany, Poland, the Czech Republic, the Benelux Countries, Portugal, Colombia and the Middle East. Our Dynamics C/S+ and Dynamics solutions have been sold in approximately 92 countries. We intend to expand our global infrastructure by expanding our existing subsidiary and international Partner operations, entering new markets, and extending the global functionality of our Dynamics C/ S+ and Dynamics products.


COMMITMENT TO PARTNERS, CUSTOMERS, AND EMPLOYEES. We are deeply committed to developing and sustaining long-term relationships with our Partners, customers, and employees. The Great Plains Mission Statement: TO IMPROVE THE LIFE AND BUSINESS SUCCESS OF PARTNERS AND CUSTOMERS, expresses this commitment. Great Plains has been recognized throughout the industry for its high levels of customer and Partner service and its commitment to its employees. In December 1997 and again in December 1998, Great Plains was named to the FORTUNE list of the "100 Best Companies to Work For in America." Most recently, we received two 1998 Global Best Practices Awards-SM- from Arthur Andersen in the categories of "Motivating and Retaining Employees" and "Exceeding Customer Expectations." These relationships allow us to achieve overall cost savings through a low employee turnover rate and high rate of employee job satisfaction.


GREAT PLAINS TECHNOLOGY

    Our Dynamics platform leverages key Microsoft technologies and provides the following:

NATIVE WINDOWS AND WINDOWS NT IMPLEMENTATION. Our Dynamics platform is designed to take full advantage of Microsoft Windows and Windows NT capabilities. Our design philosophy has resulted in products that are easier to use and more intuitive because they adhere closely to the same interface standards as Windows desktop applications. Moreover, as native Windows applications, Dynamics C/S+ and Dynamics require less memory and enable more efficient multi-tasking than screen-scraper products.

STANDARDS-BASED C++ DEVELOPMENT ARCHITECTURE. The development architecture of our Dynamics platform is standards-based C++. This robust and flexible development environment has enabled us to build our products to leverage important technology advancements including 32-bit technologies, Windows NT, Microsoft SQL Server, and Visual Basic for Applications. Most recently, we have leveraged and embedded Visual Basic for Applications into our Dynamics platform, allowing our customers and Partners to customize their solutions with a familiar tool. The use of standards-based C++ as our development architecture provides us flexibility in continuing to deliver solutions on the latest technologies and platforms.

MICROSOFT SQL SERVER OPTIMIZATION. Dynamics C/S+ is optimized for the latest releases of Microsoft SQL Server and includes stored procedures to enhance distributed processing, overall performance and data integrity. Our implementation of Microsoft SQL Server and Windows NT also enhances data accessibility and system scalability.

INTEGRATION WITH MICROSOFT SITE SERVER, COMMERCE EDITION. We believe that businesses that sell products or services, or takes orders via phone or fax today, will increasingly seek to develop electronic commerce capabilities in the very near future to ensure their ongoing success. We believe Dynamics C/S+ was one of the first Midmarket business management solutions to fully integrate with Microsoft's Site Server, Commerce Edition, enabling businesses to integrate their web storefront with their financial and distribution applications. This integration is key to our customers' ability to conduct business over the Internet, providing new revenue opportunities and new markets, while also increasing order processing efficiency.

COMPONENT-BASED ARCHITECTURE. The business rules, or financial logic, of our products have been designed and developed into "logic components." This component-based architecture or "object orientation" of our products allows us to use software code multiple times within a product and from product to product, increasing the speed with which new applications and product extensions can be developed. The architecture of our products also allows our applications and third-party applications to share a common user interface creating a seamless and easy to use environment for customers. Moreover, we make components available to solution developer Partners, which facilitates their ability to integrate companion products into our Dynamics platform.

COMPREHENSIVE COMPANION PRODUCT OFFERING. Because of its flexibility, comprehensive development environment and standards-based architecture, the Dynamics platform has attracted more than 200 independent solution developers. These developers have built hundreds of vertical market products for the Dynamics platform, in industries such as construction, financial services, healthcare, legal and retail.

GREAT PLAINS SOLUTIONS

    Our offering for larger Midmarket businesses, Dynamics C/S+, is a fully integrated enterprise-wide business management solution consisting of financial, enterprise reporting, distribution, payroll and human resources management, manufacturing, service management, and electronic commerce solutions. Dynamics C/S+ also delivers electronic commerce and Internet self-service solutions to customers to help reduce costs, provide new revenue opportunities and increase organizational efficiency. Our solution for smaller Midmarket businesses, Dynamics, is a broad business management solution consisting of financial, distribution, payroll and human resources solutions. Dynamics C/S+ and Dynamics also provide reporting, customization, integration and development tools. In addition, we offer a DOS- and Macintosh-based product, Great Plains Accounting.

    The following table provides selected information relating to the Dynamics C/S+ and Dynamics product lines:

                     DYNAMICS C/S+                      DYNAMICS
                     ---------------------------------  ---------------------------------
INITIAL RELEASE
DATE                 July 1994                          February 1993

CURRENT VERSION/
RELEASE DATE         Release 5.0/September 1998         Release 5.0/September 1998

REVENUE OF TARGET
CUSTOMERS:           $10 to $250 million                $1 to $10 million

DATABASE             Microsoft SQL Server               Btrieve from Pervasive Software

TYPICAL SYSTEM
PRICE RANGE          $20,000 to $75,000                 $5,000 to $20,000

SOLUTION             Financial, Enterprise Reporting,   Financial, Distribution, Payroll,
                     Distribution, Payroll, Human       and Human Resources
                     Resources, Manufacturing,
                     Service Management, and
                     Electronic Commerce

 The Dynamics C/S+ typical system price range is based on systems with six to 20 users and three to six modules. A Dynamics C/S+ system that includes our manufacturing solution typically costs more than $75,000. The Dynamics typical system price range is based on systems with one to seven users and four to six modules. The system price is the price paid by the customer to a Partner and does not represent sale proceeds to Great Plains.

DYNAMICS C/S+

    Currently in Release 5.0, Dynamics C/S+ is our enterprise-wide solution for Midmarket businesses that have high volume processing requirements, complex enterprise-wide business management needs and formal information technology departments. Dynamics C/S+ was one of the first enterprise-wide solutions to receive Microsoft Windows 95 and BackOffice logo compliance. In addition, we believe Dynamics C/S+ was one of the first enterprise-wide solutions to fully integrate with Microsoft Site Server, Commerce Edition. The Dynamics C/S+ solution consists of the following series of modules:

   FINANCIAL. The Dynamics C/S+ Financial Series consists of General Ledger, Fixed Assets, Accounts Receivable, and Accounts Payable. The Financial Series is designed to meet the needs of businesses requiring a solution that removes the complexity of comprehensive financial analysis, multicurrency management, euro currency and intercompany processing requirements. The Financial Series shares the same platform, architecture and user interface as all Dynamics C/S+ solution components and is designed to meet the needs of businesses across all industries.

   ENTERPRISE REPORTING. The Enterprise Reporting Series is designed for sophisticated group reporting and consolidation needs, and includes advanced multi-dimensional consolidation and eliminations with complete multicurrency capabilities. Enterprise Reporting couples solid information control with a high degree of flexibility to mold the reporting processes around evolving business practices.

   DISTRIBUTION. The Dynamics C/S+ Distribution Series consists of Inventory, Bill of Materials, Sales Order Processing and Purchase Order Processing and an Internet self-service application, Dynamics.Requisition, that allows customers to automate the purchase requisition and approval process. The Distribution Series is designed to meet the needs of wholesale distribution and manufacturing businesses in the Midmarket and is integrated with the Dynamics C/S+ Manufacturing and Financial Series. In addition, the Distribution Series is a key component in our two electronic commerce solutions, Dynamics.Commerce and Dynamics.Order.

   PAYROLL AND HUMAN RESOURCES. The Dynamics C/S+ Payroll and Human Resources management solution consists of Payroll, Human Resources and Direct Deposit. The Payroll and Human Resources solution is designed to meet the needs of Midmarket businesses across all industries and is integrated with the Dynamics C/S+ Financial Series. In addition, for Midmarket manufacturing businesses, the Dynamics C/S+ Payroll and Human Resources solution integrates with the Dynamics C/S+ Manufacturing Series, allowing more accurate cost accounting for Midmarket discrete manufacturing firms.

   MANUFACTURING. The Dynamics C/S+ Manufacturing Series consists of Bill of Materials, Materials Requirements Planning, Capacity Requirements Planning, Master Production Scheduling, Sales Forecasting, Sales Configuration, Job Costing, Manufacturing Orders and Engineering Change Management. The Manufacturing Series is designed to meet the needs of discrete manufacturing businesses in the Midmarket and is integrated with the Dynamics C/S+ Financial Series, Distribution Series, and Payroll and Human Resources solution. In addition, the Manufacturing Series shares the same platform, architecture and user interface with all Dynamics C/S+ solution components.

   SERVICE MANAGEMENT. The Dynamics C/S+ Service Management Series consists of Service Call Management, Depot Management, Contract Administration, Preventive Maintenance and Returns Management. In addition, the solution consists of an Internet self-service application, Dynamics.Service Center, that allows customers to schedule a service technician visit over the Internet. The Service Management Series is designed for service businesses in the Midmarket who deliver fee, contract, or warranty-based services either at a customer's site or at a depot location. The Service Management Series is integrated with the Dynamics C/S+ Financial Series and Distribution Series. In addition, the Service Management Series can be utilized by Manufacturing Series customers who service the products they manufacture. The Dynamics C/ S+ Service Management Series shares the same platform, architecture and user interface with all Dynamics C/S+ solution components.

   ELECTRONIC COMMERCE. The drive to a virtual economy is changing the way businesses collaborate around the world. We believe that to survive and thrive, businesses need to look past traditional geographic boundaries, sales channels and business porcesses, and adopt a forward-looking approach to business on the World Wide Web. Our two Dynamics C/S+ electronic commerce solutions, Dynamics.Commerce and Dynamics.Order, help customers meet these challenges. Dynamics.Commerce is fully integrated with Microsoft Site Server, Commerce Edition and allows Midmarket businesses to integrate their web storefront with their Dynamics C/S+ Financial Series and Distribution Series. Dynamics.Commerce provides a fully-configurable solution for consumer-to-business web-based order processing. We believe that businesses using Dynamics.Commerce experience improved sales efficiency and reduced order entry errors and achieve the ability to expand into new markets. Dynamics.Order provides a business-to-business order processing solution for Midmarket businesses who need a web page presence without an elaborate web storefront.

DYNAMICS

    Currently in Release 5.0, Dynamics is our business management solution for Midmarket businesses that need a Windows solution that is highly flexible, feature-rich and cost-effective, but does not require information technology personnel dedicated to database administration. Dynamics is designed for industry standard technologies, including Microsoft Windows 98, Windows NT and Visual Basic for Applications. Dynamics has received several industry awards and was one of the first business applications to receive Windows 95 logo compliance. The Dynamics solution consists of the following modules:

   FINANCIAL. The Dynamics Financial Series consists of General Ledger, Accounts Receivable, and Accounts Payable. The Dynamics Financial Series is designed to meet the needs of smaller businesses in the Midmarket and is fully integrated with all other components of the Dynamics solution.

   DISTRIBUTION. The Distribution Series consists of Inventory, Sales Order Processing, Purchase Order Processing and Bill of Materials. The Distribution Series is designed to meet the distribution needs of wholesale distribution and light manufacturing businesses in the Midmarket and is integrated with the Dynamics Financial Series.

   PAYROLL AND HUMAN RESOURCES. The Dynamics Payroll and Human Resources solution consists of Payroll, Human Resources and Direct Deposit. The Dynamics Payroll and Human Resources solution is designed to meet the needs of smaller Midmarket businesses across all industries and is integrated with the Dynamics Financial Series.

In addition to the Dynamics Financial Series, Distribution Series, and Payroll and Human Resources solution, numerous independent software developers provide vertical solutions on the same platform with the same architecture and interface as the Dynamics solution, allowing Dynamics customers and Partners to deploy a fully integrated business management solution.

DYNAMICS PLATFORM BUSINESS TOOLS

    The Dynamics products are enhanced by reporting tools, consisting of the Dynamics Report Writer, Crystal Reports, Dynamics.View and FRx, a financial report writer. The Dynamics Report Writer and Crystal Reports enable our Dynamics C/S+ and Dynamics customers and Partners to meet their specialized reporting needs. Dynamics.View, an Intranet-based application, allows employees across a customer's enterprise to gain secure access to business information via a web browser. The financial report writer provided by FRx software delivers a spreadsheet-like interface to deliver flexible financial report design. In addition, for Dynamics C/S+ customers, we offer a Dynamics C/S+ edition of Cognos PowerPlay, which includes specialized reporting templates for sophisticated reporting and analysis.

DYNAMICTOOLS: CUSTOMIZATION AND INTEGRATION

    Our series of customization and development tools, DynamicTools, allows customers and Partners to customize and extend the functionality of Dynamics C/S+ and Dynamics. Key tools in the DynamicTools series are Dexterity, Modifier with Visual Basic for Applications, Integration Manager, Continuum for Visual Basic, and Continuum for Excel. Dexterity enables customers and third party developers to create applications that seamlessly integrate with, and have the same look and feel as, our Dynamics platform. Modifier with Visual Basic for Applications can be used to customize any Dynamics or Dynamics C/S+ window, report, control or business logic component. We believe that Integration Manager allows customers or Partners to quickly integrate Dynamics C/S+ or Dynamics with any external system, such as spreadsheets, databases, payroll systems, fixed asset systems, corporate mainframes or any other "traditional" system. Continuum for Visual

Basic facilitates integration between our Dynamics platform and Microsoft Visual Basic applications through the use of wizards (on-line instruction guides) and point-and-click operations. Continuum for Microsoft Excel facilitates integration between our Dynamics platform and Microsoft Excel spreadsheets through the use of wizards and point-and-click operations.

GREAT PLAINS ACCOUNTING

    Our Great Plains Accounting product is available for DOS and Macintosh operating systems in local area network and single user environments. Great Plains Accounting includes a series of financial and distribution applications that provide customers with a broad range of features and functions. The most recent versions of Great Plains Accounting, Version 9 and Great Plains Accounting for Windows, were released in February 1997 and December 1997, respectively. Both releases were marketed primarily to existing Great Plains Accounting customers. We are actively promoting the migration of our Great Plains Accounting customers to our Dynamics platform. Revenues from our Great Plains Accounting product have been declining, and we expect that these revenues will continue to decline in the future. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Revenues."

SALES AND MARKETING

SALES. We sell, implement and support our products exclusively through our Partner network consisting of:

    - value added resellers--professionals who sell and install business hardware and software

    - systems integrators--professionals who combine technological products from various vendors to produce enhanced solutions

    - independent software vendors--professionals who develop and market complementary software products

    - national, regional and local accounting firms

    - specialized software consultants

Our Partners are independent organizations that perform some or all of the following functions: sales and marketing; systems implementation and integration; software development and customization; and ongoing consulting, training, service and technical support. In many instances, a Partner's primary source of income is derived from selling, implementing and supporting our products.

We believe that our Partners have a significant influence over product choices by customers and that our relationship with our Partners is an essential element in our marketing, sales and implementation efforts. Through our Partner network, we are able to provide customers with trained and knowledgeable solution professionals who are available locally to implement our systems as well as provide ongoing service and support. Many of our Partners customize our systems to fit individual business needs and develop industry-specific software applications that integrate with and extend the functionality of our products.

We actively recruit value added resellers through channel development groups.

More importantly, we continue to assist our Partners in growing their businesses through:

    - Management strategy consulting

    - Employee recruitment and placement

    - Comprehensive training and support

    - Cooperative marketing programs

    - Annual professional conferences

We also have specialized strategies aimed at recruiting and supporting independent software vendors and accounting firms. All Partners are required to undergo training and certification procedures before being authorized to sell and implement our products and must maintain certain standards and sales volumes to retain this authorization.

We have subsidiaries located in Canada, the United Kingdom, Scandinavia, South Africa, Singapore and Australia. In addition, we have established distribution relationships with international Partners in Western and Eastern Europe, the Middle East, and Latin America to further the international distribution of our products. These international distribution Partners typically localize and translate our products, locate and train qualified Partners, market our products and provide ongoing customer service and technical support. International Partners typically pay localization and translation costs for our software in exchange for exclusive distribution rights, while we retain ownership of the localized version of the software. Together with our international distributors, we have developed localized language versions of our Dynamics C/S+ and Dynamics products including Arabic, German, Polish, Portuguese, Russian and Spanish. In addition, we have developed localized versions for the United Kingdom, Australia, New Zealand, South Africa and French-speaking Canada. Our product architecture is designed to facilitate the translation, localization and maintenance of multilingual, multinational versions. Moreover, we offer a euro-compatible product that we began shipping on a limited basis in December 1998.

Our international business may be affected by such factors as local economic and market conditions, political and economic instability, difficulties in enforcing intellectual property and contract rights, difficulties in tailoring our products to fit local accounting principles, rules, regulations, language, tax codes and customs, fluctuations in currency exchange rates, difficulties and costs of staffing and managing foreign operations, and the need for compliance with a wide variety of foreign and United States export regulations.

MARKETING. We are focused on building market awareness and acceptance of the Great Plains name and products, as well as on generating qualified customer and Partner leads. Customer leads are pursued by Partners with assistance from our sales personnel. We have a comprehensive marketing strategy with several key components: corporate and product image and awareness building, direct marketing to both prospective and existing customers, a strong Web presence, broad-scale events with strategic partners and local marketing with Partners. Our corporate image strategy primarily includes national advertising in key financial, business and technology publications as well as public relations activities. Our direct marketing activities include ongoing direct mail efforts to existing and prospective customers. For prospective customers, we offer seminars and self-qualifying tools to assist them in selecting business management solutions. Seminars are offered in conjunction with Partners in their local or industry-specific markets. We increase product awareness by sponsoring large-scale events and seminars for prospective customers with key industry partners, such as Microsoft, Compaq, and IBM. Finally, our marketing strategy is designed to take advantage of our Partner network by including cooperative marketing programs designed for Partners' local markets.

CUSTOMERS

    Our Dynamics C/S+ and Dynamics products offer functionality and scalability to suit a wide range of Midmarket businesses, from fast-growing entrepreneurial businesses to divisions of large enterprises. Our products, implemented alone or with an industry-specific third party application, have been licensed by companies in a wide variety of industry types, such as:

Advertising               Healthcare                              Professional Sports
Broadcasting              Hospitality                             Publishing
Computer Software         Information Services                    Retail
Construction              Insurance and Financial Services        Service Management
Distribution              Internet Software and Services          Telecommunications
Education                 Manufacturing                           Transportation

    As of January 15, 1999, our Dynamics C/S+ and Dynamics products had been licensed by more than 17,000 Midmarket businesses.

CUSTOMER AND PARTNER SERVICE

    We believe that high-quality service and technical support is an important component of a complete business management solution and is critical to the long-term satisfaction of our customers and Partners. We have received numerous awards for our Partner and customer service, including the 1996 Positive Performer Grand National Award for excellence in customer service from Inc. magazine and MCI Communications.

    Great Plains was one of the first personal computer software providers to introduce fee-based support plans and guaranteed telephone response times. We also maintain profiles and detailed call histories on each of our customers and Partners. These profiles enable our support personnel to respond more effectively to service inquiries, allowing us to better forecast which customers are likely to purchase new products or upgraded versions of existing products and assisting us in developing new applications and features that accurately address the needs of the marketplace.

    We provide service and technical support through a service organization consisting of 246 employees as of November 30, 1998. We provide a variety of training, technical support and service programs for customers that supplement the primary support provided by Partners. We offer video, teleconference and classroom training as well as technical support through a toll-free number, our Web site and on-site consultations. Telephone support calls are handled by professional support personnel and have various guaranteed response times, depending on the type of support plan purchased. Response times as short as 30 minutes are offered. In addition to our technical support programs, customers are offered software maintenance programs for an annual fee. These programs provide customers with product upgrades and on-line information and assistance through our award-winning CustomerSource web site. We also offer comprehensive training and product support to our Partners, including our PartnerSource web site, to ensure that they provide the necessary levels of technical support and assistance to customers. Finally, we offer our Partners a variety of consulting resources for resale to customers, including strategic implementation planning, project management and product customization.

RESEARCH AND DEVELOPMENT

    Since its inception, Great Plains has made substantial investments in research and development. During the fiscal years 1996, 1997, and 1998, software development expenses were $8.9 million, $9.7 million and $12.6 million, respectively. As of November 30, 1998, we had 245 employees engaged in research and development.

    Our research and development efforts employ a standard development process to guide software development through stages of product concept, market requirements analysis, product definition, design specification, coding, testing and release. These efforts are also focused on identifying, developing and integrating leading technologies into our products to better meet customer needs.

    Our software products are designed for Microsoft technologies, including Windows NT, Windows 98, and SQL Server. In addition, our products utilize other Microsoft technologies, including Site Server and Visual Basic for Applications. Accordingly, our strategy requires that our products and technology are compatible with new developments in Microsoft's technology.

INTELLECTUAL PROPERTY RIGHTS AND LICENSES

    We regard certain features of our internal operations, software and documentation as our intellectual property. We rely on a combination of contract, copyright, trademark and trade secret laws, a mandatory software registration mechanism and other measures to protect our intellectual property. We have no patents. We believe that, because of the rapid pace of technological change in the computer software industry, trade secret and copyright protection are less significant than factors such as the knowledge, ability and experience of our employees, frequent product enhancements and the timeliness and quality of support services. It is our policy to file for protection of our basic trademarks and service marks in countries in which we sell our products either directly or through our international Partners and in countries in which protection is advisable. Despite these measures there can be no assurance that we will be able to fully protect our intellectual property.

    We provide products to customers on a "right-to-use" basis under non-exclusive licenses, which generally are nontransferable and have a perpetual term. We typically license our products solely for the customer's internal operations.

COMPETITION

    Our primary market consists of businesses in the Midmarket. Our current and prospective competitors offer a variety of solutions for this market. We experience significant competition and expect substantial additional competition from established and emerging software companies. We compete on the basis of:

    - product features, functionality, performance and price

    - the capacity and capabilities of Partners

    - the quality of customer and Partner service and technical support

    - sales and marketing efforts

    - new product and technology introductions

    - company image and stability

We believe we compete effectively on each of these factors.

    In the United States, Dynamics C/S+ (our product for larger Midmarket businesses) competes with products from Platinum Software and other companies, and Dynamics (our product for smaller Midmarket businesses) competes with products from Solomon Software, Sage (State of the Art), Macola and other companies. In Canada, we face competition from those companies and others including Computer Associates International. Outside North America, we face a number of competitors, several of which have significant market share in their home markets. We also face competition from providers of industry-specific applications as well as indirect competition from in-house, customer-developed financial management applications.

    In the manufacturing market, we face a number of North American competitors, including Symix, Fourth Shift, Platinum/Dataworks, QAD and J. D. Edwards. Outside North America, we face these and other competitors, several of which have extensive market share in their home markets.

    In the human resources/payroll market, we face competition in North America from Best Software, Opus Software, Ultimate Software, Spectrum Software and from outsourced service providers such as ADP, Ceridian, PayChex and Powerpay.

    In the field service and depot repair market, we face competition in North America from Astea, Clarify and Vantive.

    In addition, SAP, PeopleSoft, Baan, Oracle and J.D. Edwards, which generally focus on companies with revenue above our target market, have announced Midmarket strategies. Competition from these businesses will likely intensify in the future.

FACILITIES

    Our principal administrative, marketing, production and product development facilities consist of an aggregate of approximately 86,000 square feet at three locations in Fargo, North Dakota. In addition, we have research and development offices in a suburb of Minneapolis, Minnesota, a suburb of Seattle, Washington, and Watertown, South Dakota. We also have leased office space in each of our subsidiary office locations. We occupy the Fargo and research and development sites under lease agreements that expire at various times through August 2003. Total rent expense during fiscal 1996, 1997, and 1998 was $871,000, $866,000 and $1,054,000, respectively. We plan to move into a larger leased facility in Fargo, North Dakota in the first quarter of fiscal 2000. After we move to our new facility, our total annual rent expense is expected to be approximately $3 million.

PRODUCTION

    The principal physical components of our software products are computer media and manuals. We prepare master software disks, manuals and packaging materials that are then duplicated by us and third party vendors. To date, we have not experienced any material difficulties or delays in the manufacture and assembly of our products or material returns due to product defects.

EMPLOYEES

    As of November 30, 1998, Great Plains had a total of 877 full time equivalent employees, including 539 full time equivalent employees in sales, marketing, technical support and consulting services, 245 full time equivalent employees in research and development and 93 full time equivalent employees in administration. None of our employees are represented by a labor union. Management believes that its relations with the employees are good.

LEGAL PROCEEDINGS

    From time to time, we are involved in litigation arising out of operations in the normal course of business. As of the date of this prospectus, we are not a party to any legal proceedings the adverse outcome of which, individually or in the aggregate, could reasonably be expected to have a material adverse effect on our results of operations or financial position.

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

    The executive officers and directors of Great Plains, and their ages and positions, are as follows:

NAME                              AGE                              POSITION
----------------------------  -----------  --------------------------------------------------------
                                           Chairman of the Board, President and Chief Executive
Douglas J. Burgum...........          42   Officer
Terri F. Zimmerman..........          35   Chief Financial Officer and Executive Vice President
Steven K. Sydness...........          44   Executive Vice President
Jodi A. Uecker-Rust.........          37   Executive Vice President
Brian R. Carey..............          41   Executive Vice President
Darren C. Laybourn..........          47   Vice President, Global Development
Bradley J. Burgum...........          46   Director and Secretary
Frederick W. Burgum.........          52   Director
William V. Campbell.........          58   Director
Raymond F. Good.............          70   Director
J.A. Heidi Roizen...........          40   Director
Joseph S. Tibbetts, Jr......          46   Director

    DOUGLAS J. BURGUM has served as President of Great Plains since March 1984, Chief Executive Officer since September 1991 and Chairman of the Board since January 1996. Mr. Burgum was an early investor in Great Plains, and he initially served as Vice President and a director from March 1983 to March 1984. Before joining Great Plains, Mr. Burgum was a management consultant in the Chicago office of McKinsey & Company, Inc. Mr. Burgum holds a B.U.S. from North Dakota State University and an M.B.A. from the Stanford University Graduate School of Business.

    TERRI F. ZIMMERMAN has served as an Executive Vice President since October 1998 and as Great Plains Chief Financial Officer since February 1997. She also held the title of Group Vice President, Finance and Operations prior to her appointment as Executive Vice President. She held the position of Vice President of Finance and Operations from June 1995 to June 1996. Ms. Zimmerman joined Great Plains as Director of Finance in September 1994. She was previously employed by Deloitte & Touche LLP in Minneapolis as a Senior Manager. Ms. Zimmerman holds a B.A. in Business Administration from the University of North Dakota. Ms. Zimmerman is a Certified Public Accountant.

    STEVE K. SYDNESS has served as an Executive Vice President since October 1998 and Vice President, International Operations since June 1997. Mr. Sydness was Vice President, Dynamics since July 1996 and Vice President, Business Development from June 1995 to June 1996, Vice President of Sales from June 1994 to June 1995 and Vice President of Strategic Planning June 1993 to June 1994. Prior to joining Great Plains in January 1987, he was employed by Dr. Henry Kissinger Associates and the management consulting firm McKinsey & Company, Inc. in their New York and Tokyo offices. Mr. Sydness holds a B.A. from Principia College and an M.B.A. from Harvard Business School.

    BRIAN R. CAREY has served as an Executive Vice President since October 1998 and Vice President of Business Development since July 1996. Mr. Carey was Vice President of Product Development from June 1995 to June 1996. He was General Manager and later Vice President and General Manager of the Small Business Systems Unit from August 1992 to June 1995. Mr. Carey joined Great Plains in June 1989. Before such time, he was employed by First Interstate Bancorp, where he was Senior Vice President and Manager of the Retail Banking Division. Previously, Mr. Carey was employed by Xerox Corporation in Minneapolis as a Sales Executive. He holds a B.S. in Marketing from Moorhead State University.

    JODI A. UECKER-RUST has served as an Executive Vice President since October 1998 and Vice President, Center for Organizational Excellence (CORE) and Heritage Business since June 1996. Ms. Uecker-Rust served a Vice President of Employee Services for Great Plains from August 1994 through May 1996 and as Vice President of Operations and Customer Service from June 1993 through August 1994. Ms. Uecker-Rust has been with Great Plains for over 13 years. Prior to 1984 she was with Honeywell, Inc.

    DARREN C. LAYBOURN has served as Vice President, Global Development since July 1998. From June 1997 to July 1998, Mr. Laybourn served as General Manager, Global Development and from June 1994 to June 1997 he was General Manager, Dynamics Tools. Mr. Laybourn joined Great Plains in 1994 and prior to that time was employed by The Boeing Company in Seattle, where he led development efforts supporting manufacturing and corporate computing infrastructure. He holds a B.
S. in Computer Science and Mathematics from the University of Washington.

    BRADLEY J. BURGUM has served as a director of Great Plains since 1984 and as Secretary since January 1996. Mr. Burgum has practiced law in Casselton, North Dakota for 21 years and is currently a shareholder and President of the Burgum & Irby Law Firm, P.C. He has served on the Board of Directors for the Arthur Companies, Inc., a privately-held diversified agribusiness corporation, since 1974. Mr. Burgum holds a B.S. in Business Economics from North Dakota State University and a J.D. from the University of North Dakota School of Law. Mr. Burgum is a Certified Public Accountant.

    FREDERICK W. BURGUM has served as a director of Great Plains since 1988. Mr. Burgum has been Chairman of the Board of the Arthur Companies, Inc. since 1984 and has served as its Chief Executive Officer since June 1992. He has served as Senior Vice President and a director of the First State Bank of North Dakota since 1972. Mr. Burgum is veteran of the United States Army and holds a B.Ph. from the University of North Dakota.

    WILLIAM V. CAMPBELL has served as a director of Great Plains since March 1997. Mr. Campbell is Chairman of the Board of Intuit, Inc., a publicly held company based in Palo Alto, California. Mr. Campbell served as both President and Chief Executive Officer of Intuit Inc. from April 1994 to June 1998. Prior to joining Intuit Inc., Mr. Campbell was President and Chief Executive Officer of GO Corporation, a pen-based computing software company, from January 1991 to December 1993. He was the founder, President and Chief Executive Officer of Claris Corporation, a software subsidiary of Apple Computer, Inc., from 1987 to January 1991. Mr. Campbell has also held senior executive positions at Apple Computer, Inc. and senior management positions at Kodak and J. Walter Thompson, an advertising agency in New York. Mr. Campbell is also a director of Apple Computer, Inc. and SanDisk, Inc. Mr. Campbell holds both a B.S. and a M.S. in Economics from Columbia University. He is presently a director of the National Football Foundation and Hall of Fame.

    RAYMOND F. GOOD has served as a director of Great Plains since 1988. He is an independent executive consultant. From 1986 to 1992, he was a partner of Regis McKenna. Mr. Good has also served as Vice President of Marketing Strategy for Control Data Corporation, President of Heinz USA, Chief Executive Officer of The Pillsbury Consumer Group, and Chairman of the Board and Chief Executive Officer of Munsingwear, Inc. Earlier in his career, he served as a management consultant in the New York office of McKinsey & Company, Inc. Mr. Good is a veteran of the United States Marine Corps. He holds a B.S. from the University of Connecticut and an M.B.A. from Harvard Business School.

    J.A. HEIDI ROIZEN has served as a director of Great Plains since February 1997. Ms. Roizen consults to a number of clients in the technology sector in the areas of strategy, business development, partnering and marketing. Ms. Roizen is also currently a director of Be, Inc., Preview Systems, and Softbook Press, and is a board advisor to Personic Software, Inc., WhoWhere, Inc.

and the Software Forum. Ms. Roizen is also a member of the Stanford Board of Trustees Nominating Committee. Ms. Roizen served as Vice President of World Wide Developer Relations for Apple Computer from 1996 to 1997 and as Chief Executive Officer of T/Maker Company from 1983 to 1996. Ms. Roizen is a past president of the Software Publishers Association and has served as a Public Governor of the Pacific Exchange. Ms. Roizen holds a B.A. in English from Stanford University and an M.B.A. from the Stanford Graduate School of Business.

    JOSEPH S. TIBBETTS, JR. has served as a director of Great Plains since October 1996. He has served as Senior Vice President, Finance and Administration and Chief Financial Officer of Lightbridge, Inc., a publicly-held company based in Burlington, Massachusetts, since May 1998. He served as Vice President, Finance and Administration, Chief Financial Officer and Treasurer of SeaChange International, Inc., a publicly-held company based in Maynard, Massachusetts, from June 1996 to March 1998. From November 1976 to June 1996, Mr. Tibbetts was employed as a Certified Public Accountant by Price Waterhouse LLP. He became a Partner of the firm in 1986 and the National Director of its Software Services Group in 1991. Mr. Tibbetts holds a B.S. in Business Administration from the University of New Hampshire and is a graduate of the Stanford Business School Executive Program for Growing Companies.

    Douglas J. Burgum and Bradley J. Burgum are brothers, and Frederick W. Burgum is their cousin.

                       PRINCIPAL AND SELLING SHAREHOLDERS

    The following table provides certain information regarding beneficial ownership of Great Plains' common stock as of January 15, 1999 and as adjusted to reflect the sale of the common stock offered by this prospectus by (i) each shareholder known by Great Plains to be the owner of more than 5% of the outstanding common stock, (ii) each executive officer of Great Plains, (iii) each director of Great Plains, (iv) all directors and executive officers as a group and (v) each selling shareholder. Beneficial ownership is determined in accordance with rules of the Securities and Exchange Commission, and includes generally voting power and/or investment power with respect to securities. Shares of common stock subject to options currently exercisable or exercisable within 60 days of January 15, 1999 are deemed outstanding for purposes of computing the percentage beneficially owned by the person holding such options but are not deemed outstanding for purposes of computing the percentage beneficially owned by any other person. Except as otherwise noted, the persons or entities named have sole voting and investment power with respect to all shares shown as beneficially owned by them.

                                                  SHARES                             SHARES
                                               BENEFICIALLY                       BENEFICIALLY
                                              OWNED PRIOR TO                      OWNED AFTER
                                                 OFFERING                           OFFERING
                                          ----------------------  SHARES TO  ----------------------
NAME OF BENEFICIAL OWNER                   NUMBER      PERCENT     BE SOLD    NUMBER      PERCENT
----------------------------------------  ---------  -----------  ---------  ---------  -----------
Frederick W. Burgum(1)..................  2,453,665        17.6%         --  2,453,665        16.4%
Douglas J. Burgum(2)....................  1,909,567        13.7     200,000  1,709,567        11.4
The Goldman Sachs Group, L.P.
  and affiliated entities(3)............  1,207,627         8.7     700,000    507,627         3.4
Pilgrim Baxter & Associates, Ltd.(4)....  1,038,000         7.5          --  1,038,000         6.9
T. Rowe Price Associates, Inc.(4).......    777,800         5.6          --    777,800         5.2
Bradley J. Burgum(5)....................    543,325         3.9      25,000    518,325         3.5
Barbara K. Burgum.......................    408,585         2.9      40,000    368,585         2.5
Steven K. Sydness(6)....................     94,018           *          --     94,018           *
Jodi A. Uecker-Rust(7)..................     51,893           *          --     51,893           *
Terri F. Zimmerman(8)...................     50,670           *          --     50,670           *
Brian R. Carey..........................     35,807           *          --     35,807           *
Darren C. Laybourn(9)...................     30,319           *          --     30,319           *
Raymond F. Good(10).....................     24,000           *          --     24,000           *
J.A. Heidi Roizen(11)...................     15,000           *          --     15,000           *
William V. Campbell(12).................     14,000           *          --     14,000           *
Joseph S. Tibbetts, Jr.(13).............     11,750           *          --     11,750           *
All directors and executive officers
  as a group (12 persons)(14)...........  5,234,014        37.1     225,000  5,009,014        33.1

------------------------

   * Less than one percent.

 (1) Includes 9,000 shares issuable pursuant to options and shares held by certain members of Frederick W. Burgum's household that are beneficially owned by Mr. Burgum. His address is 1701 S.W. 38th Street, Fargo, North Dakota 58103. Douglas J. Burgum, Bradley J. Burgum and Barbara K. Burgum are siblings, and Frederick W. Burgum is their cousin.

 (2) Includes 37,566 shares issuable pursuant to options and shares held by certain members of Douglas J. Burgum's household that are beneficially owned by Mr. Burgum. His address is 1701 S.W. 38th Street, Fargo, North Dakota 58103.

 (3) Includes shares owned by certain investment partnerships, of which affiliates of The Goldman Sachs Group, L.P. are the general partner, managing general partner or investment manager, as follows (prior to the offering of shares by this prospectus): GS Capital Partners, L.P.:
     1,060,368 shares; Bridge Street Fund 1994 L.P.: 73,872 shares; and Stone Street Fund 1994 L.P.: 71,387 shares, of which 615,661 shares, 42,891 shares and 41,448 shares, respectively, are offered to be sold in the offering contemplated by this prospectus. The Goldman Sachs Group, L.P. disclaims beneficial ownership of the shares owned by these investment partnerships to the extent attributable to partnership interests therein held by persons other than The Goldman Sachs Group, L.P. and its affiliates. Each of these investment partnerships shares voting and investment power with certain of its respective affiliates. The address of The Goldman Sachs Group, L.P. is 85 Broad Street, New York, New York 10004. Includes 2,000 shares issuable pursuant to Currently Exercisable Options held for the benefit of The Goldman Sachs Group, L.P. in the name of Sanjeev K. Mehra, a former Director of Great Plains and a Managing Director in the Principal Investment Area of Goldman, Sachs & Co. Does not include shares of common stock which may be deemed to be beneficially owned by Goldman, Sachs & Co. as a result of ordinary course trading activities from time to time or shares of common stock held in client accounts with respect to which Goldman, Sachs & Co. or its employees have voting or investment discretion, or both. Goldman, Sachs & Co. disclaims beneficial ownership of the shares of common stock held in these client accounts. Also does not include shares of common stock held by Greene Street 1998 Exchange Fund, L.P. Goldman, Sachs & Co. is the investment manager, and an affiliate of Goldman, Sachs & Co. is the general partner, of Greene Street 1998 Exchange Fund, L.P. Goldman, Sachs & Co. disclaims beneficial ownership of the shares of common stock held by Greene Street 1998 Exchange Fund, L.P. except to the extent of its pecuniary interest therein.

 (4) Based on oral representations made to Great Plains regarding shares beneficially owned as of January 15, 1999.

 (5) Includes 9,000 shares issuable pursuant to options and shares held by certain members of Bradley J. Burgum's household that are beneficially owned by Mr. Burgum.

 (6) Includes 16,334 shares issuable pursuant to options and shares held by certain members of Steven K. Sydness's household that are beneficially owned by Mr. Sydness.

 (7) Includes 8,666 shares issuable pursuant to options.

 (8) Includes 37,998 shares issuable pursuant to options.

 (9) Includes 12,166 shares issuable pursuant to options.

 (10) Includes 9,000 shares issuable pursuant to options.

 (11) Includes 14,000 shares issuable pursuant to options.

 (12) Includes 14,000 shares issuable pursuant to options.

 (13) Includes 11,750 shares issuable pursuant to options.

 (14) Includes 179,480 shares issuable pursuant to options.

                      WHERE YOU CAN FIND MORE INFORMATION

    We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any document we file at the SEC's public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to the public at the SEC's web site at HTTP://WWW.SEC.GOV.

    The SEC allows us to "incorporate by reference" the information we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and later information filed with the SEC will update and supercede this information. We incorporate by reference the documents listed below and any future filings made with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until our offering is completed.

    a. Annual Report on Form 10-K for the year ended May 31, 1998, filed August 31, 1998, including certain information in Great Plains' Definitive Proxy Statement in connection with Great Plains' 1998 Annual Meeting of Shareholders;

    b. Quarterly Report on Form 10-Q for the quarter ended August 31, 1998 filed October 15, 1998;

    c. Quarterly Report on Form 10-Q for the quarter ended November 30, 1998, filed January 5, 1999, as amended by Amendment No. 1 to Quarterly Report on Form 10-Q/A filed February 5, 1999;

    d. Current Report on Form 8-K filed May 5, 1998, as amended by Amendment No. 1 to Current Report on Form 8-K/A filed July 2, 1998; and

    e. The description of Great Plains' common stock contained in our registration statement on Form 8-A filed June 13, 1997, including any amendments or reports filed for the purpose of updating that description.

    You may request a copy of these filings, at no cost, by writing or telephoning us at the following address and telephone number:

                          Great Plains Software, Inc.
                             1701 S.W. 38th Street
                           Fargo, North Dakota 58103
                                 (701) 281-0550

    You should rely only on the information incorporated by reference or provided in this prospectus. We have not authorized anyone to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus is accurate as of any date other than the date on the front of this prospectus.

                                 LEGAL MATTERS

    The validity of the shares of common stock offered by this prospectus will be passed upon for Great Plains by Dorsey & Whitney LLP, Minneapolis, Minnesota. Certain legal matters in connection with the offering will be passed upon for the underwriters by Hale and Dorr LLP, Boston, Massachusetts.

                                    EXPERTS

    The consolidated balance sheet and the related consolidated statements of income, of stockholders' equity, and of cash flows of Great Plains at May 31, 1996, 1997 and 1998, and for each of the three years then ended included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on their authority as experts in auditing and accounting.

    The financial statements of ICONtrol, Inc. as of January 30, 1998 and January 31, 1997 and for each of the three years in the period ended January 30, 1998 incorporated by reference in this prospectus have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, and have been so incorporated by reference in reliance upon the report of that firm given upon their authority as experts in accounting and auditing.

                          GREAT PLAINS SOFTWARE, INC.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                            PAGE
                                                                            ----
Report of PricewaterhouseCoopers LLP......................................   F-2

Consolidated Balance Sheet as of May 31, 1997 and 1998 and as of November
  30, 1998 (unaudited)....................................................   F-3

Consolidated Statement of Income for the years ended May 31, 1996, 1997 and 1998 and for the six months ended November 30, 1997 and 1998
  (unaudited).............................................................   F-4

Consolidated Statement of Stockholders' Equity for the years ended May 31,
  1996, 1997 and 1998 and for the six months ended November 30, 1998
  (unaudited).............................................................   F-5

Consolidated Statement of Cash Flows for the years ended May 31, 1996,
  1997 and 1998 and for the six months ended November 30, 1997 and 1998
  (unaudited).............................................................   F-6

Notes to Consolidated Financial Statements................................   F-7

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors
and Stockholders of
Great Plains Software, Inc.

    In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of income, of stockholders' equity (deficit) and of cash flows present fairly, in all material respects, the financial position of Great Plains Software, Inc. and its subsidiaries at May 31, 1997 and 1998, and the results of their operations and their cash flows for each of the three years in the period ended May 31, 1998, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

PricewaterhouseCoopers LLP

Minneapolis, Minnesota
June 19, 1998

                          GREAT PLAINS SOFTWARE, INC.

                           CONSOLIDATED BALANCE SHEET
                             (DOLLARS IN THOUSANDS)

                                               MAY 31,
                                          -----------------   NOVEMBER
                                           1997      1998     30, 1998
                                          -------  --------  -----------
                                                             (UNAUDITED)
                                 ASSETS
Current assets:
  Cash and cash equivalents.............  $12,101  $ 18,197   $ 22,563
  Investments...........................    4,142    48,721     48,326
  Accounts receivable, net..............    5,452     8,790      9,927
  Inventories...........................      567       542        854
  Prepaid expenses and other assets.....    1,164     2,914      3,013
  Deferred income tax assets............    3,279     4,630      5,004
                                          -------  --------  -----------
    Total current assets................   26,705    83,794     89,687
Property and equipment, net.............    5,821     8,501     10,542
Goodwill and other intangibles, net.....      438     4,946      4,371
Deferred income tax assets..............       --     3,318      3,318
Other assets............................      250     2,286      3,670
                                          -------  --------  -----------
    Total assets........................  $33,214  $102,845   $111,588
                                          -------  --------  -----------
                                          -------  --------  -----------

          LIABILITIES, MANDATORILY REDEEMABLE PREFERRED STOCK
                   AND STOCKHOLDERS' EQUITY (DEFICIT)

Current liabilities:
  Accounts payable......................  $ 1,788  $  4,135   $  3,256
  Accrued expenses......................    4,698     6,941      8,897
  Income tax payable....................       --     3,257         --
  Salaries and wages payable............      510       836      1,064
  Commissions payable...................    2,603     2,668      1,400
  Deferred revenues.....................   10,448    15,133     20,337
                                          -------  --------  -----------
    Total current liabilities...........   20,047    32,970     34,954
Deferred income tax liabilities.........      746       204        204
                                          -------  --------  -----------
    Total liabilities...................   20,793    33,174     35,158

Commitments and contingencies (Note 9)

Mandatorily redeemable convertible
  preferred stock: 10,000,000 authorized
  preferred shares, Series B, 1,345,220
  shares issued and outstanding at May
  31, 1997..............................   28,698        --         --
Stockholders' equity (deficit):
  Convertible preferred stock:
    30,000,000 authorized preferred
    shares; Series A, par value $.01,
    225,000 shares issued and
    outstanding at May 31, 1997.........      199        --         --
  Common stock, par value $.01 per
    share: 100,000,000 shares
    authorized, issued and outstanding
    shares 8,080,335, 13,720,920,
    13,842,713, respectively............       81       137        138
  Additional paid-in capital............  (13,843)   67,801     69,514
  Accumulated translation adjustment....       --        --          1
  Retained earnings (deficit)...........   (2,714)    1,733      6,777
                                          -------  --------  -----------
    Total stockholders' equity
      (deficit).........................  (16,277)   69,671     76,430
                                          -------  --------  -----------
    Total liabilities and stockholders'
      equity............................  $33,214  $102,845   $111,588
                                          -------  --------  -----------
                                          -------  --------  -----------

        See accompanying notes to the consolidated financial statements.

                          GREAT PLAINS SOFTWARE, INC.

                        CONSOLIDATED STATEMENT OF INCOME
           (DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

                                                                          FOR THE SIX MONTHS ENDED
                                             YEAR ENDED MAY 31,                 NOVEMBER 30,
                                    ------------------------------------  ------------------------
                                       1996        1997         1998         1997         1998
                                    ----------  -----------  -----------  -----------  -----------
                                                                          (UNAUDITED)  (UNAUDITED)
Net revenues:
  License.........................   $  27,078    $  35,919    $  52,949    $  22,617    $  34,555
  Service.........................      15,193       21,201       32,710       14,202       24,381
                                    ----------  -----------  -----------  -----------  -----------
    Total revenues................      42,271       57,120       85,659       36,819       58,936

Cost of revenues:
  License.........................       4,913        6,362       11,220        4,589        8,653
  Service.........................       5,980        8,260       11,118        4,762        7,724
                                    ----------  -----------  -----------  -----------  -----------
    Total cost of revenues........      10,893       14,622       22,338        9,351       16,377
                                    ----------  -----------  -----------  -----------  -----------

    Gross profit..................      31,378       42,498       63,321       27,468       42,559

Operating expenses:
  Sales and marketing.............      14,477       21,935       31,636       13,908       21,273
  Research and development........       8,876        9,678       12,586        5,687        9,375
  General and administrative......       4,763        5,592        7,587        3,556        4,854
  Acquired in-process research and
    development...................          --           --        7,136           --           --
                                    ----------  -----------  -----------  -----------  -----------
    Total operating expenses......      28,116       37,205       58,945       23,151       35,502
                                    ----------  -----------  -----------  -----------  -----------

Operating income..................       3,262        5,293        4,376        4,317        7,057
Interest expense..................        (197)         (98)          (2)          (2)          (2)
Other income, net.................         297          656        3,276        1,805        1,350
                                    ----------  -----------  -----------  -----------  -----------
    Income before income taxes....       3,362        5,851        7,650        6,120        8,405
Income tax provision (benefit)....      (4,099)       2,207        3,203        2,448        3,361
                                    ----------  -----------  -----------  -----------  -----------
    Net income....................   $   7,461    $   3,644    $   4,447    $   3,672    $   5,044
                                    ----------  -----------  -----------  -----------  -----------
                                    ----------  -----------  -----------  -----------  -----------

Income (loss) per common share:
  Basic...........................   $    0.58    $   (1.78)   $    0.33    $    0.28    $    0.37
  Diluted.........................   $    0.76    $    0.36    $    0.32    $    0.27    $    0.35

Shares used in computing net
  income (loss) per share:
  Basic...........................   7,352,820    7,629,460   13,381,414   13,093,015   13,797,818
  Diluted.........................   9,764,924   10,003,349   14,089,092   13,820,984   14,455,749

        See accompanying notes to the consolidated financial statements.

                          GREAT PLAINS SOFTWARE, INC.

                 CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY
                  (DOLLARS IN THOUSANDS, EXCEPT SHARE AMOUNTS)

                                              SERIES A
                                             PREFERRED          COMMON STOCK      ADDITIONAL   ACCUMULATED   RETAINED
                                          ----------------   ------------------    PAID-IN     TRANSLATION   EARNINGS
                                           SHARES   AMOUNT     SHARES    AMOUNT    CAPITAL     ADJUSTMENT    (DEFICIT)  TOTAL
                                          --------  ------   ----------  ------   ----------   -----------   --------  --------
Balance May 31, 1995....................   225,000  $ 199     7,346,552   $ 74     $  4,480         --       $(13,819) $ (9,066)
  Exercise of stock options.............        --     --        32,013     --           73         --            --         73
  Repurchase and retirement of common
    stock...............................        --     --       (18,800)    --          (78)        --            --        (78)
  Increase in carrying value of
    mandatorily redeemable preferred
    stock...............................        --     --            --     --       (3,202)        --            --     (3,202)
  Net income............................        --     --            --     --           --         --         7,461      7,461
                                          --------  ------   ----------  ------   ----------       ---       --------  --------
Balance May 31, 1996....................   225,000    199     7,359,765     74        1,273         --        (6,358 )   (4,812)
  Exercise of stock options.............        --     --       732,447      7        1,544         --            --      1,551
  Repurchase and retirement of common
    stock...............................        --     --       (11,877)    --          (54)        --            --        (54)
  Increase in carrying value of
    mandatorily redeemable preferred
    stock...............................        --     --            --     --      (17,196)        --            --    (17,196)
  Tax benefit from stockholder
    transaction.........................        --     --            --     --          590         --            --        590
  Net income............................        --     --            --     --           --         --         3,644      3,644
                                          --------  ------   ----------  ------   ----------       ---       --------  --------
Balance May 31, 1997....................   225,000    199     8,080,335     81      (13,843)        --        (2,714 )  (16,277)
  Sale of common stock, net.............        --     --     3,450,000     34       50,209         --            --     50,243
  Exercise of stock options.............        --     --       286,708      3        1,900         --            --      1,903
  Conversion of preferred stock to
    common stock........................  (225,000)  (199)    1,847,627     18       28,878         --            --     28,697
  Tax benefit from stockholder
    transactions........................        --     --            --     --          586         --            --        586
  Stock issued for business
    combination.........................        --     --        56,250      1           71         --            --         72
  Net income............................        --     --            --     --           --         --         4,447      4,447
                                          --------  ------   ----------  ------   ----------       ---       --------  --------
Balance May 31, 1998....................        --     --    13,720,920    137       67,801         --         1,733     69,671
  Exercise of stock options
    (unaudited).........................        --     --       121,793      1        1,352         --            --      1,353
  Tax benefit from stockholder
    transactions (unaudited)............        --     --            --     --          361         --            --        361
  Translation adjustment (unaudited)....        --     --            --     --           --          1            --         --
  Net income (unaudited)................                                                                       5,044      5,044
                                          --------  ------   ----------  ------   ----------       ---       --------  --------
Balance November 30, 1998 (unaudited)...        --  $  --    13,842,713   $138     $ 69,514        $ 1       $ 6,777   $ 76,430
                                          --------  ------   ----------  ------   ----------       ---       --------  --------
                                          --------  ------   ----------  ------   ----------       ---       --------  --------

        See accompanying notes to the consolidated financial statements.

                          GREAT PLAINS SOFTWARE, INC.

                      CONSOLIDATED STATEMENT OF CASH FLOWS
                             (DOLLARS IN THOUSANDS)

                                                                                             FOR THE SIX MONTHS ENDED
                                                                YEAR ENDED MAY 31,                 NOVEMBER 30,
                                                         ---------------------------------  --------------------------
                                                           1996       1997        1998          1997          1998
                                                         ---------  ---------  -----------  ------------  ------------
                                                                                            (UNAUDITED)   (UNAUDITED)
Cash flows from operating activities:
  Net income...........................................  $   7,461  $   3,644  $     4,447   $    3,672    $    5,044
  Adjustments to reconcile net income to net cash
    provided by operating activities:
    Depreciation and amortization......................      1,921      2,155        2,863        1,295         2,280
    Acquired in-process research and development.......         --         --        7,136           --            --
    Deferred income tax expense........................     (4,150)     2,207       (5,211)         511          (374)
    Changes in operating assets and liabilities
      excluding effect of business combinations
      Accounts receivable..............................        526       (256)      (2,603)      (1,226)       (1,137)
      Inventories......................................        342       (113)          25          (58)         (312)
      Prepaid expenses and other assets................        335       (557)      (1,601)        (497)          (99)
      Accounts payable and accrued expenses............        499       (141)       4,391        1,641         1,438
      Income taxes payable.............................        (45)        --        3,843          (65)       (3,257)
      Salaries, wages and commissions payable..........        388      1,933          391       (1,900)       (1,040)
      Deferred revenue.................................        990      1,430        3,947        1,587         5,204
                                                         ---------  ---------  -----------  ------------  ------------
        Net cash provided by operating activities......      8,267     10,302       17,628        4,960         7,747

Cash flows from investing activities:
  Purchases of property and equipment..................     (1,990)    (2,778)      (5,265)      (2,591)       (3,745)
  Purchases of businesses..............................       (123)        --      (11,870)          --            --
  Purchase of investments..............................         --     (4,892)    (714,104)    (639,581)      (71,997)
  Proceeds from investments............................         --        750      669,525      589,295        72,392
  Purchase of other assets.............................         --       (188)      (2,036)      (1,953)       (1,384)
                                                         ---------  ---------  -----------  ------------  ------------
        Net cash used by investment activities.........     (2,113)    (7,108)     (63,750)     (54,830)       (4,734)

Cash flows from financing activities:
  Principal payments on notes payable and long term
    debt...............................................       (197)      (599)          --           --            --
  Exercise of stock options............................         73      1,551        1,903          230         1,352
  Principal payments on capital lease obligations......       (588)      (247)          --           --            --
  Repurchases of common stock..........................        (78)       (54)          --           --            --
  Proceeds from issuance of common stock, net..........         --         --       50,315       50,315             0
                                                         ---------  ---------  -----------  ------------  ------------
        Net cash (used) provided by financing
          activities...................................       (790)       651       52,218       50,545         1,352

Effect of exchange rate changes on cash................         --         --           --           --             1
Increase in cash.......................................      5,364      3,845        6,096          675         4,366
Cash and cash equivalents at beginning of period.......      2,892      8,256       12,101       12,101        18,197
                                                         ---------  ---------  -----------  ------------  ------------
Cash and cash equivalents at end of period.............  $   8,256  $  12,101  $    18,197   $   12,776    $   22,563
                                                         ---------  ---------  -----------  ------------  ------------
                                                         ---------  ---------  -----------  ------------  ------------

Schedule of noncash investing and financing activities:
  Property and equipment acquired under capital lease
    agreements.........................................         19         --           --           --            --
  Interest paid........................................        197         68            2            2             2
  Tax benefit from stockholder transaction.............         --        590          586          250           361

        See accompanying notes to the consolidated financial statements.

                          GREAT PLAINS SOFTWARE, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

         (FOOTNOTE INFORMATION SUBSEQUENT TO MAY 31, 1998 IS UNAUDITED)

1. BUSINESS INFORMATION AND SIGNIFICANT ACCOUNTING POLICIES

BUSINESS INFORMATION

    Great Plains Software, Inc. (NASDAQ: GPSI) is a leading provider of business management software solutions to Midmarket businesses. The Company's award-winning products and services automate essential business processes and enhance the strategic value of business information. The Company's solutions are sold and implemented by a network of independent Partner organizations throughout the world.

SIGNIFICANT ACCOUNTING POLICIES

  CONSOLIDATION POLICY AND FOREIGN CURRENCY TRANSLATIONS

    The consolidated financial statements include the accounts of the Company and its subsidiaries in the United Kingdom, Australia, Singapore, South Africa and Scandinavia. All significant intercompany accounts and transactions have been eliminated in consolidation. The functional currency of the subsidiaries except for the Scandinavian subsidiary has been determined to be the U.S. dollar. Therefore, all transaction gains and losses resulting from fluctuations in currency exchange rates of these subsidiaries are included in operating results. For the Scandinavian subsidiary, the functional currency is the local currency.

  USE OF ESTIMATES

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

  FAIR VALUE DISCLOSURE OF FINANCIAL INSTRUMENTS

    The Company's financial instruments consist of cash, investments, short-term receivables and payables for which their current carrying amounts approximate fair market value.

  CONCENTRATION OF CREDIT RISK

    Financial instruments that potentially subject the Company to credit risk consist primarily of cash, cash equivalents, investments and accounts receivable. The Company grants credit to customers in the ordinary course of business. No single customer or region represents a significant concentration of credit risk. The Company invests its cash with high quality financial institutions.

  CASH AND CASH EQUIVALENTS

    Cash and cash equivalents consist of cash and highly liquid investments with original maturities of three months or less and which are readily convertible to cash.

                          GREAT PLAINS SOFTWARE, INC.

         (FOOTNOTE INFORMATION SUBSEQUENT TO MAY 31, 1998 IS UNAUDITED)

1. BUSINESS INFORMATION AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) INVESTMENTS

    Investments in debt securities that are not cash equivalents have been designated as available for sale. Those securities, which consist of various highly rated government securities and corporate commercial paper, are reported at fair value, with net unrealized gains and losses included in equity. However, as of May 31, 1998, investments were carried at cost because unrealized gains were immaterial. The maturities of the debt securities range from 1999 to 2000.

  INVENTORIES

    Inventories consisting of media, training materials and packaging supplies are stated at lower of cost or market, with cost determined on a first-in, first-out ("FIFO") basis.

  INCOME TAXES

    Income taxes are accounted for under the liability method in accordance with Statement of Financial Accounting Standards No. 109 ("SFAS No. 109"), "Accounting for Income Taxes." Under the liability method, deferred tax assets and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities.

  PROPERTY AND EQUIPMENT

    Property and equipment are stated at cost. Major improvements are capitalized while maintenance and repairs are expensed currently. Depreciation is computed using the straight-line method based on the estimated useful lives of three to five years for computer equipment and five to ten years for furniture, fixtures and equipment. Leasehold improvements are amortized over the lesser of the terms of the related leases or estimated useful life. Purchased computer software, which is used internally, is amortized over a period of three to five years using the straight-line method. Amortization expense is included with depreciation expense in the consolidated statement of cash flows.

  INTANGIBLE ASSETS AND GOODWILL

    Amortization of intangible assets and goodwill is recorded on a straight line basis over their estimated useful lives ranging from four to seven years. The recoverability of unamortized intangible assets and goodwill is assessed on an ongoing basis by comparing anticipated undiscounted cash flows to net book value.

  REVENUE RECOGNITION AND DEFERRED REVENUE

    Software license fees are recognized upon shipment less a reserve for estimated future returns. Revenues from support and maintenance service contracts are recorded as deferred revenue when billed and recognized ratably over the contract period. Other service revenues such as training and consulting services are recognized as the services are performed. The Company, in its discretion, may allow customers to return products for a short period of time following the sale. The Company provides an allowance for these anticipated returns based upon its historical experience of returns for similar products. These amounts are recorded as an offset to license revenues. Statement of

                          GREAT PLAINS SOFTWARE, INC.

         (FOOTNOTE INFORMATION SUBSEQUENT TO MAY 31, 1998 IS UNAUDITED)

1. BUSINESS INFORMATION AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
Position (SOP) 97-2, "Software Revenue Recognition," is effective in fiscal 1999 and was adopted by the Company on June 1, 1998. The adoption of SOP 97-2 did not have a material effect on the timing of the Company's revenue recognition or cause changes to its revenue recognition policies.

  INTERNATIONAL REVENUES

    International revenues represent 10.4%, 15.0% and 15.6% of total revenues for the years ended May 31, 1996, 1997 and 1998, respectively. All international revenues are denominated in US dollars. Total revenues by geographic region are as follows:

                                                   FOR THE YEARS ENDED MAY 31,
                                                 -------------------------------
                                                   1996       1997       1998
                                                 ---------  ---------  ---------
                                                     (DOLLARS IN THOUSANDS)
North America..................................  $  40,370  $  53,477  $  77,441
Europe.........................................        840      2,195      4,552
Asia and Australia.............................        462        645      2,096
Other..........................................        599        803      1,570
                                                 ---------  ---------  ---------
                                                 $  42,271  $  57,120  $  85,659
                                                 ---------  ---------  ---------
                                                 ---------  ---------  ---------

  ADVERTISING

    The Company accrues, at the time of sale, an estimated liability for qualified advertising expenses incurred by Partner organizations for which the Company has agreed to reimburse such parties as part of a cooperative advertising program. Other advertising costs are expensed as incurred. Advertising expense was approximately $1,487,000, $1,990,000 and $3,731,000 for the years ended May 31, 1996, 1997 and 1998, respectively.

  RESEARCH AND DEVELOPMENT

    Expenditures for software development costs and research are expensed as incurred. Such costs are required to be expensed until the point that technological feasibility is established. The period between achieving technological feasibility and the general availability of such software has been short. Consequently, costs otherwise capitalizable after technological feasibility is achieved are generally expensed because they are insignificant to both total assets and pre-tax results of operations.

  EARNINGS PER SHARE

    In February 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 128, "Earnings Per Share" ("SFAS No. 128"). SFAS No. 128 applies to entities with publicly held common stock or potential common stock and is effective for financial statements issued for periods ending after December 15, 1997. Under SAFS No. 128, the presentation of primary earnings per share is replaced with a presentation of basic earnings per share. SFAS No. 128 requires dual presentation of basic and diluted earnings per share for entities

                          GREAT PLAINS SOFTWARE, INC.

         (FOOTNOTE INFORMATION SUBSEQUENT TO MAY 31, 1998 IS UNAUDITED)

1. BUSINESS INFORMATION AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) with complex capital structures. Basic earnings per share includes no dilution and is computed by dividing net income available to common stockholders by the weighted average number of common shares outstanding for the period. Diluted earnings per share reflects the potential dilution of securities that could share in the earnings of an entity, similar to fully diluted earnings per share. All earnings per share amounts for all periods have been presented, and where necessary, restated to conform with the provisions of SFAS No. 128.

    The following table sets forth the computation of basic and diluted net income per share:

                                                             FOR THE YEAR ENDED MAY 31,
                                                          ---------------------------------
                                                            1996        1997        1998
                                                          ---------  ----------  ----------
                                                            (DOLLARS IN THOUSANDS, EXCEPT
                                                                   SHARE AMOUNTS)
BASIC EARNINGS PER SHARE COMPUTATION:
  Net income............................................  $   7,461  $    3,644  $    4,447
  Increase to carrying value of mandatorily redeemable
    preferred stock.....................................     (3,202)    (17,196)         --
                                                          ---------  ----------  ----------
  Net income available to common stockholders...........  $   4,259  $  (13,552) $    4,447
                                                          ---------  ----------  ----------
                                                          ---------  ----------  ----------
  Weighted average common shares........................  7,352,820   7,629,460  13,381,414
                                                          ---------  ----------  ----------
                                                          ---------  ----------  ----------
  Basic net income (loss) per share.....................  $    0.58  $    (1.78) $     0.33
                                                          ---------  ----------  ----------
                                                          ---------  ----------  ----------
DILUTED EARNINGS PER SHARE COMPUTATION:
  Net income............................................  $   7,461  $    3,644  $    4,447
  Shares calculation:
  Weighted average number of common shares..............  7,352,820   7,629,460  13,381,414
  Weighted average of assumed conversion of mandatorily
    redeemable preferred stock..........................  1,847,627   1,847,627          --
  Other common equivalents..............................    564,477     526,262     707,678
                                                          ---------  ----------  ----------
                                                          9,764,924  10,003,349  14,089,092
                                                          ---------  ----------  ----------
                                                          ---------  ----------  ----------
  Diluted net income per share..........................  $    0.76  $     0.36  $     0.32
                                                          ---------  ----------  ----------
                                                          ---------  ----------  ----------

  INTERIM FINANCIAL DATA (UNAUDITED)

    The financial information presented as of November 30, 1998 and for each of the six-month periods ended November 30, 1997 and 1998, including related information set forth in the notes to financial statements, is unaudited. In the opinion of management, this financial information reflects the adjustments necessary for a fair presentation of the financial information for such periods. These adjustments consist of normal, recurring items. The results of operations for the six-month period ended November 30, 1998 should not necessarily be taken as indicative of the results of operations that may be expected for the entire year.

                          GREAT PLAINS SOFTWARE, INC.

         (FOOTNOTE INFORMATION SUBSEQUENT TO MAY 31, 1998 IS UNAUDITED)

1. BUSINESS INFORMATION AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) RECLASSIFICATIONS

    Certain prior year amounts in the financial statements have been reclassified in order to conform with the current year's presentation.

  RECENTLY ISSUED ACCOUNTING STANDARDS

    In June 1997, the Financial Accounting Standards Board also issued Statement No. 131, "Disclosures about segments of an Enterprise and Related Information" (SFAS No. 131). SFAS No. 131 is effective for financial statements for periods beginning after December 15, 1997. SFAS No. 131 establishes standards for disclosures about operating segments, products and services, geographic areas and major customers. Management believes the adoption of SFAS No. 131 will not have a material effect on the Company's financial statements.

    In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." This standard establishes accounting and reporting standards for derivative instruments and hedging activities. The Company must adopt this standard no later than June 1, 2000. Management believes the adoption of SFAS No. 133 will not have a material effect on the Company's financial statements.

2. BUSINESS COMBINATIONS

    On April 20, 1998, the Company acquired certain assets and assumed certain liabilities of ICONtrol, Inc., a software provider of manufacturing and human resources solutions. The purchase price was paid in cash and totaled $7,536,000.

    The acquisition was accounted for as a purchase and accordingly, the net assets acquired were recorded at their estimated fair values at the effective date of the acquisition. The following table presents the allocation of the purchase price:

                                                      (DOLLARS IN THOUSANDS)
                                                      -----------------------
In-process research and development.................         $   5,456
Other intangibles...................................             1,935
Net assets..........................................               145

    The $5,456,000 related to acquired in-process research and development, as determined by an independent third party appraisal, was charged against income in fiscal 1998 as the underlying research and development projects had not yet reached technological feasibility. The Company's consolidated financial statements include the results of ICONtrol since the date of acquisition.

                          GREAT PLAINS SOFTWARE, INC.

         (FOOTNOTE INFORMATION SUBSEQUENT TO MAY 31, 1998 IS UNAUDITED)

2. BUSINESS COMBINATIONS (CONTINUED)
    The following table presents the consolidated results of operations on an unaudited pro forma basis as if the acquisition of ICONtrol had taken place at the beginning of each year:

                                                         MAY 31,
                                             --------------------------------
                                                  1997             1998
                                             ---------------  ---------------
                                              (DOLLARS IN THOUSANDS, EXCEPT
                                                  PER SHARE INFORMATION)
Net revenues...............................     $  59,405        $  88,060
Net income.................................           138            7,367
Pro forma net income per share (diluted)...          0.01             0.53
Reported net income per share before
  acquisition related charges..............          0.36             0.63

    The one-time charge for acquired in-process research and development is not reflected in the pro forma results presented above. The unaudited pro forma results of operations are for comparative purposes only and do not necessarily reflect the results that would have occurred had the acquisition occurred at the beginning of the periods presented or the results which may occur in the future.

    On May 1, 1998, the Company acquired certain assets and assumed certain liabilities of Telenor Financial Systems, a software provider of sophisticated multinational consolidations and budgeting solutions. The purchase price was paid in cash and totaled $4,406,000. The acquisition was accounted for as a purchase and accordingly, the net assets acquired were recorded at their estimated fair values at the effective date of the acquisition. The following table presents the allocation of the purchase price:

                                                      (DOLLARS IN THOUSANDS)
                                                      -----------------------
In-process research and development.................         $   1,680
Other intangibles...................................               990
Goodwill............................................             1,681
Net assets..........................................                55

    The $1,680,000 related to acquired in-process research and development, as determined by an independent third party appraisal, was charged against income in fiscal 1998 as the underlying research and development projects had not yet reached technological feasibility. The Company's consolidated financial statements include the results of Telenor Financial Systems from May 1, 1998. The results of operations prior to May 1, 1998 were not material to the consolidated financial statements; accordingly, pro forma financial disclosures are not presented.

    The application of purchase accounting to the acquisitions described above was based on independent third-party appraisals using valuation techniques commonly applied to attribute fair value to acquired assets. The appraisals incorporated management's best estimates for future revenue and profitability from products in the process of development at the time of acquisition. As is the case with all projections of future events, actual results could differ. Additionally, the SEC has challenged valuations incorporating in-process research and development. If the assumptions or

                          GREAT PLAINS SOFTWARE, INC.

         (FOOTNOTE INFORMATION SUBSEQUENT TO MAY 31, 1998 IS UNAUDITED)

2. BUSINESS COMBINATIONS (CONTINUED)
valuation methods used were changed, the Company's financial statements would be affected because allocations to in-process research and development which have been expensed would be reallocated to intangible assets which require amortization against income in future periods.

    In September 1997, the Company received all of the outstanding capital stock of its Singapore distributor in a transaction that was accounted for as a pooling of interests. To affect the business combination, the Company issued 56,250 shares of the Company's common stock. Financial data for the periods prior to the closing of this transaction has not been restated because neither the net assets nor operating results were material to the Company's consolidated financial statements. The Company's consolidated financial statements include the results of the Singapore distributor since September 1, 1997.

3. ACCOUNTS RECEIVABLE

    Accounts receivable, net of allowances, consist of the following:

                                                            MAY 31,
                                                    ------------------------
                                                       1997         1998
                                                    -----------  -----------
                                                     (DOLLARS IN THOUSANDS)
Gross accounts receivable.........................   $   8,059    $  13,472
Less allowance for returns and doubtful
  accounts........................................      (2,607)      (4,682)
                                                    -----------  -----------
                                                     $   5,452    $   8,790
                                                    -----------  -----------
                                                    -----------  -----------

4. PROPERTY AND EQUIPMENT

    Property and equipment consists of the following:

                                                            MAY 31,
                                                    ------------------------
                                                       1997         1998
                                                    -----------  -----------
                                                     (DOLLARS IN THOUSANDS)
Furniture and fixtures............................   $   1,702    $   2,416
Computers and equipment...........................      12,564       15,685
Leasehold improvements............................         369          369
Purchased software for internal use...............       1,444        1,675
                                                    -----------  -----------
                                                        16,079       20,145
Less accumulated depreciation and amortization....     (10,258)     (11,644)
                                                    -----------  -----------
                                                     $   5,821    $   8,501
                                                    -----------  -----------
                                                    -----------  -----------

    Depreciation expense for the years ended May 31, 1996, 1997, 1998, was $1,892,000, $2,038,000 and $2,676,000, respectively.

                          GREAT PLAINS SOFTWARE, INC.

         (FOOTNOTE INFORMATION SUBSEQUENT TO MAY 31, 1998 IS UNAUDITED)

5. GOODWILL AND OTHER INTANGIBLES

    Goodwill and other intangibles consist of the following:

                                                              MAY 31,
                                                    ----------------------------
                                                        1997           1998
                                                    -------------  -------------
                                                       (DOLLARS IN THOUSANDS)
Goodwill..........................................    $     584      $   2,354
Other intangibles.................................           --          2,925
                                                         ------    -------------
                                                            584          5,279
Less accumulated amortization.....................         (146)          (333)
                                                         ------    -------------
                                                      $     438      $   4,946
                                                         ------    -------------
                                                         ------    -------------

    Amortization expense for the years ended May 31, 1996, 1997, 1998 was $29,000, $117,000 and $187,000, respectively.

6. ACCRUED EXPENSES

    Accrued expenses consist of the following:

                                                              MAY 31,
                                                    ----------------------------
                                                        1997           1998
                                                    -------------  -------------
                                                       (DOLLARS IN THOUSANDS)
Accrued vacation payable..........................    $   1,058      $   1,882
Coop advertising accrual..........................        1,058          1,390
Other.............................................        2,582          3,669
                                                    -------------  -------------
                                                      $   4,698      $   6,941
                                                    -------------  -------------
                                                    -------------  -------------

7. OTHER INCOME, NET

    Other income, net consists of the following:

                                                                 MAY 31,
                                                   -----------------------------------
                                                      1996         1997        1998
                                                   -----------  -----------  ---------
                                                         (DOLLARS IN THOUSANDS)
Interest income..................................   $     267    $     540   $   3,508
Other............................................          30          116        (232)
                                                        -----        -----   ---------
                                                    $     297    $     656   $   3,276
                                                        -----        -----   ---------
                                                        -----        -----   ---------

8. LINE OF CREDIT

    The Company has a $10,000,000 revolving line of credit facility with a bank that provides for interest at prime. Substantially all of the Company's assets are pledged as collateral on the line of

                          GREAT PLAINS SOFTWARE, INC.

         (FOOTNOTE INFORMATION SUBSEQUENT TO MAY 31, 1998 IS UNAUDITED)

8. LINE OF CREDIT (CONTINUED)
credit, which expires in November 1999 and is subject to certain covenants, all of which had been complied with at May 31, 1998. There were no amounts outstanding at May 31, 1997 or 1998.

9. COMMITMENTS AND CONTINGENCIES

LEASE OBLIGATIONS

    Rental expense incurred for operating leases of office facilities and office equipment was approximately $871,000 in 1996, $866,000 in 1997, and $1,054,000
in 1998. Future minimum rental payments as of May 31, 1998 for noncancelable operating leases with initial or remaining terms in excess of one year are payable as follows: fiscal 1999 -- $1,660,000, fiscal 2000 -- $2,623,000, fiscal
2001 -- $2,469,000, fiscal 2002 -- $2,197,000 and fiscal 2003 -- $2,187,000.

LITIGATION

    The Company is, from time to time, a party to litigation arising in the normal course of business. Management believes that none of this litigation will have a materially adverse effect on the financial position or results of operations or cash flows of the Company.

                          GREAT PLAINS SOFTWARE, INC.

         (FOOTNOTE INFORMATION SUBSEQUENT TO MAY 31, 1998 IS UNAUDITED)

10. INCOME TAXES

    Deferred income taxes reflect the tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax liabilities and assets are as follows:

                                                              MAY 31,
                                                    ----------------------------
                                                        1997           1998
                                                    -------------  -------------
                                                       (DOLLARS IN THOUSANDS)
Deferred tax liabilities:
  Tax depreciation in excess of financial
    reporting.....................................    $     746      $     204
                                                    -------------  -------------
      Total deferred tax liabilities..............          746            204
                                                    -------------  -------------
Deferred tax assets:
  Current:
    Accounts receivable allowances................          909          1,925
    Deferred revenue..............................          617            507
    Research and development credit...............          651             --
    Alternative minimum tax credit................          133             --
    Accruals and other............................          969          2,198
                                                    -------------  -------------
      Total current deferred income tax assets....    $   3,279      $   4,630
                                                    -------------  -------------
  Long-Term:
    Net operating loss of foreign subsidiaries....           --      $     606
    Acquired in-process research and
      development.................................           --          2,712
                                                    -------------  -------------
      Total long-term deferred income tax
        assets....................................           --          3,318
                                                    -------------  -------------
Total net deferred income taxes...................    $   2,533      $   7,744
                                                    -------------  -------------
                                                    -------------  -------------

                          GREAT PLAINS SOFTWARE, INC.

         (FOOTNOTE INFORMATION SUBSEQUENT TO MAY 31, 1998 IS UNAUDITED)

10. INCOME TAXES (CONTINUED)
    The provision (benefit) for income taxes is summarized as follows:

                                                          MAY 31,
                                              -------------------------------
                                                1996       1997       1998
                                              ---------  ---------  ---------
                                                  (DOLLARS IN THOUSANDS)
Current income taxes:
  Federal...................................  $     595  $   1,502  $   6,954
  State.....................................         48         38      1,460
  Net operating loss carryforward...........       (592)      (950)        --
                                              ---------  ---------  ---------
                                                     51        590      8,414

Deferred income taxes:
  Federal...................................  $   1,233  $   1,471  $  (4,560)
  State.....................................        109        146       (651)
                                              ---------  ---------  ---------
                                                  1,342      1,617     (5,211)

Decrease in valuation allowance.............     (5,492)        --         --
                                              ---------  ---------  ---------
                                              $  (4,099) $   2,207  $   3,203
                                              ---------  ---------  ---------
                                              ---------  ---------  ---------

    The differences between the expected tax provision based on the federal income tax statutory rate and the actual provision for the years presented are summarized as follows:

                                                           MAY 31,
                                               -------------------------------
                                                 1996       1997       1998
                                               ---------  ---------  ---------
                                                   (DOLLARS IN THOUSANDS)
Expected tax provision at statutory rate.....  $   1,143  $   1,981  $   2,678
State income taxes, net of federal tax
  effect.....................................        111        175        575
Change in valuation allowance................     (5,492)        --         --
Other........................................        139         51        (50)
                                               ---------  ---------  ---------
  Total......................................  $  (4,099) $   2,207  $   3,203
                                               ---------  ---------  ---------
                                               ---------  ---------  ---------

    At the time of adoption of SFAS No.109, the Company had determined that the realization of the net operating loss carryforward and other deferred tax assets did not meet the recognition criteria under SFAS No. 109, and, accordingly, a valuation allowance was established for the tax benefit of these items. The valuation allowance was reversed during 1996 due primarily to the utilization of a portion of the net operating loss carryforwards, and on the basis of an analysis performed by management that considered all available evidence, both positive and negative, as well as the weight and importance of such evidence. As a result of this analysis, management believed it was more likely than not that these tax benefits would be realized in the future, and, accordingly, reversed the remaining valuation allowance in the fourth quarter of fiscal 1996.

                          GREAT PLAINS SOFTWARE, INC.

         (FOOTNOTE INFORMATION SUBSEQUENT TO MAY 31, 1998 IS UNAUDITED)

11. INCENTIVE STOCK OPTION PLAN

    At May 31, 1998, 2,066,667 shares of common stock had been reserved for issuance or grant under the Employee Incentive Stock Option plan. The options are granted to employees at 100% of the fair market value on the date of grant. The fair market value, rate of exercisability and expiration dates of the options granted are determined by the Board of Directors at the time of grant. Options generally vest ratably over five years from date of grant and expire ten years after grant. Options issued prior to fiscal 1998 vest ratably over five years from date of grant and expire six years after grant.

    The following summary of outstanding options and shares reserved under the Plan is as follows:

                                                                 EXPIRATION      WEIGHTED
                                                                    DATE          AVERAGE
                                  OPTIONS       OPTION PRICE      (FISCAL     EXERCISE PRICE
                                OUTSTANDING   RANGE PER SHARE      YEAR)         PER SHARE
                                ------------  ----------------  ------------  ---------------
Outstanding at May 31, 1995...    1,063,647   $ 1.96 to $ 4.16  1997 - 2001      $    2.48
  Granted.....................      619,333    5.20 to   6.41                         5.42
  Exercised...................      (32,013)   1.96 to   2.57                         2.30
  Canceled/expired............     (321,320)   2.57 to   5.20                         4.89

Outstanding at May 31, 1996...    1,329,647   $ 1.96 to $ 6.41  1997 - 2002      $    3.27
  Granted.....................      361,000    6.41 to   7.71                         6.65
  Exercised...................     (732,447)   1.96 to   6.41                         2.12
  Canceled/expired............      (88,667)   4.16 to   6.41                         5.36

Outstanding at May 31, 1997...      869,533   $ 2.42 to $ 7.71  1998 - 2003      $    5.43
  Granted.....................      370,110   16.00 to  37.25                        19.46
  Exercised...................     (200,641)   2.42 to   6.41                         4.06
  Canceled/expired............      (42,087)   3.41 to  37.25                         6.58

Outstanding at May 31, 1998...      996,915   $ 2.42 to $37.25  1999 - 2008      $   10.85

    As of May 31, 1998 there were currently exercisable options outstanding covering 188,571 shares, exercisable at prices ranging from $2.42 to $27.13 per share.

    In fiscal 1997, the Company adopted Statement of Financial Accounting Standards No. 123 ("SFAS No. 123"), "Accounting for Stock-Based Compensation." As permitted by SFAS No. 123, the Company has elected to continue following the guidance of APB 25 for measurement and recognition of stock-based transactions with employees and adopt the disclosure only provisions of SFAS No. 123. As a result, no compensation expense has been recognized for the awards made in the form of stock options. If the Company had elected to recognize compensation costs for stock-based compensation plans based on the fair value at the grant dates for awards under those plans

                          GREAT PLAINS SOFTWARE, INC.

         (FOOTNOTE INFORMATION SUBSEQUENT TO MAY 31, 1998 IS UNAUDITED)

11. INCENTIVE STOCK OPTION PLAN (CONTINUED) consistent with the method prescribed by SFAS No. 123, net income and earnings per share would have been changed to the pro forma amounts shown as follows:

                                                      YEAR ENDED MAY 31,
                                                -------------------------------
                                                  1996       1997       1998
                                                ---------  ---------  ---------
                                                 (DOLLARS IN THOUSANDS, EXCEPT
                                                      PER SHARE AMOUNTS)
Net income:
  As reported.................................  $   7,461  $   3,644  $   4,447
  Pro forma...................................      7,397      3,508      2,826

Earnings per share (diluted):
  As reported.................................  $    0.76  $    0.36  $    0.32
  Pro forma...................................       0.76       0.35       0.20

    The fair value of the stock options used to compute pro forma net income and earnings per share disclosures is the present value at grant date using the Black-Scholes option pricing model with the following weighted average assumptions:

                                                  1996       1997        1998
                                                ---------  ---------  ----------
Expected dividend level.......................          0          0           0
Expected stock price volatility...............      44.5%      53.8%       58.8%
Risk free interest rates......................       6.5%       6.5%        6.0%
Expected life of options......................    6 years    6 years  5-10 years

    The following table summarizes the status of the Company's stock options outstanding as of May 31, 1998:

                                       STOCK OPTIONS                  STOCK OPTIONS
                                        OUTSTANDING                    EXERCISABLE
                             ---------------------------------  --------------------------
                                                  WEIGHTED                    WEIGHTED
                             WEIGHTED AVERAGE      AVERAGE                     AVERAGE
    RANGE OF                    REMAINING      EXERCISE PRICE              EXERCISE PRICE
 EXERCISE PRICE    SHARES    CONTRACTUAL LIFE     PER SHARE      SHARES       PER SHARE
----------------  ---------  ----------------  ---------------  ---------  ---------------
$ 2.42 to $ 3.41     25,736      0.6 years        $    2.61        21,736     $    2.46
  4.16 to   5.44    241,990            3.1             4.96        75,436          4.87
  6.41 to   7.71    362,779            4.2             6.65        67,399          6.72
 16.00 to  23.88    323,370            7.7            18.23        10,000         16.00
 26.38 to  37.25     43,040            6.1            28.86        14,000         27.13
                  ---------                                     ---------
                    996,915                                       188,571
                  ---------                                     ---------
                  ---------                                     ---------

                          GREAT PLAINS SOFTWARE, INC.

         (FOOTNOTE INFORMATION SUBSEQUENT TO MAY 31, 1998 IS UNAUDITED)

12. COMPREHENSIVE INCOME

    On June 1, 1998, the Company adopted SFAS No. 130, "Reporting of Comprehensive Income." The standard requires the display and reporting of comprehensive income, which includes all changes in stockholders' equity with the exception of additional investments by stockholders or distributions to stockholders. Comprehensive income for the Company includes net income and the effects of translation which are charged or credited to the cumulative translation adjustments account within stockholders' equity. Comprehensive income for the years ended May 31, 1996, 1997 and 1998 and for the six months ended November 30, 1997 and 1998 was as follows:

                                                                                    FOR THE SIX MONTHS
                                                        FOR THE YEARS ENDED               ENDED
                                                              MAY 31,                  NOVEMBER 30,
                                                  -------------------------------  --------------------
                                                    1996       1997       1998       1997       1998
                                                  ---------  ---------  ---------  ---------  ---------
                                                                 (DOLLARS IN THOUSANDS)
Net income......................................  $   7,461  $   3,644  $   4,447  $   3,672  $   5,044
Changes in cumulative translation adjustments...         --         --         --         --          1
                                                  ---------  ---------  ---------  ---------  ---------
Comprehensive income............................  $   7,461  $   3,644  $   4,447  $   3,672  $   5,045
                                                  ---------  ---------  ---------  ---------  ---------
                                                  ---------  ---------  ---------  ---------  ---------

13. EMPLOYEE BENEFIT PLAN

    The Company maintains a defined contribution 401(k) Profit Sharing Plan covering substantially all employees. The Company currently matches 25% of each participant's contribution up to 8% of their annual salary and can make discretionary profit sharing contributions to the plan. The Company's contribution to this plan for the years ended May 31, 1996, 1997 and 1998, was approximately $257,000, $310,000 and $389,000, respectively.

14. STOCKHOLDERS' EQUITY

    The Board of Directors met on February 20, 1997, and took the following actions in connection with the initial public offering of shares of the Company's common stock: (a) authorized a four-for-three stock split of the issued and outstanding common stock of the Company, in the form of a stock dividend, to be effective immediately prior to the public offering (all references to common stock amounts, shares, per share data and preferred stock conversion rights included in the financial statements and these notes have been adjusted to give retroactive effect to the stock split); (b) authorized an increase in capital stock to 100,000,000 shares of $0.01 par value common stock and 30,000,000 shares of $0.01 par value preferred stock to be both contingent and effective upon stockholder approval and the first closing of the initial public offering of common stock; (c) waived, subject to the closing of an initial public offering, the Company's contractual rights to repurchase shares of common stock from employees of the Company; and (d) authorized certain incentive stock plans contingent and effective upon stockholder approval and consummation of the initial public offering. These incentive plans include (i) the 1997 Employee Stock Purchase Plan providing for the purchase of common stock at a discounted price, (ii) the 1997 Stock Incentive Plan providing for the grant of stock-based compensation to eligible persons and (iii) the Outside

                          GREAT PLAINS SOFTWARE, INC.

         (FOOTNOTE INFORMATION SUBSEQUENT TO MAY 31, 1998 IS UNAUDITED)

14. STOCKHOLDERS' EQUITY (CONTINUED)
Directors' Stock Option Plan providing for the grant of nonqualified stock options to nonemployee directors of the Company.

SERIES A CONVERTIBLE PREFERRED STOCK

    In June 1994, the Company sold 225,000 shares of $.01 par value Series A Convertible Preferred Stock (the "Series A Preferred Stock") at $1.00 per share to an officer/director who may convert these shares into 54,000 shares of common stock at any time after June 15, 1997, at a rate of .24 shares of common stock for each share of Series A Preferred Stock. The Series A Preferred Stock were converted to shares of common stock upon completion of the initial public offering on June 19, 1997.

SERIES B MANDATORILY REDEEMABLE CONVERTIBLE PREFERRED STOCK

    Also in June 1994, the Company entered into an agreement for the sale of Series B Mandatorily Redeemable Convertible Preferred Stock (the "Series B Preferred Stock") and warrants. On June 24, 1994, at the first closing, the Company sold 888,576 of $.01 par value Series B Preferred Stock and contingent warrants to purchase an additional 752,234 shares of Series B Preferred Stock for an aggregate purchase price of $6,300,000. On September 22, 1994, the second closing, the Company sold an additional 282,088 shares of Series B Preferred Stock for an aggregate purchase price of $2,000,000.

    During May 1995, the Company and the holders of the Series B Preferred Stock agreed to reprice the previously issued shares of Series B Preferred Stock and eliminate the warrants. The Company issued an additional 174,556 shares of Series B Preferred Stock in return for the cancellation of the warrants. Thus, the total Series B Preferred Stock sold in the three transactions was 1,345,220 shares at an average price of $6.17.

    Holders of the Series B Preferred Stock converted their shares into 1,793,627 shares of common stock upon completion of the Company's initial public offering on June 19, 1997. Prior to the conversion to common stock, the Company carried this Series B Preferred Stock at fair value which management considered to equal $21.33 and $8.55 per share at May 31, 1997 and 1996, respectively. The increase in carrying value of Series B Preferred Stock is reflected as a reduction to Additional Paid-in Capital.

                          GREAT PLAINS SOFTWARE, INC.

         (FOOTNOTE INFORMATION SUBSEQUENT TO MAY 31, 1998 IS UNAUDITED)

15. QUARTERLY FINANCIAL DATA

                                        FIRST       SECOND        THIRD       FOURTH      FISCAL
                                       QUARTER      QUARTER      QUARTER      QUARTER      YEAR
                                     -----------  -----------  -----------  -----------  ---------
                                       (UNAUDITED, DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
Net Revenues
  Fiscal 1998......................   $  16,774    $  20,045    $  22,607    $  26,232   $  85,659
  Fiscal 1997......................      11,068       13,686       14,699       17,668      57,120

Gross Profit
  Fiscal 1998......................      12,588       14,880       16,618       19,233      63,321
  Fiscal 1997......................       8,262       10,124       10,817       13,296      42,498

Net income (loss)
  Fiscal 1998......................       1,533        2,139        2,377       (1,603)      4,447
  Fiscal 1997......................         551          650          794        1,648       3,644

Basic earnings (loss) per share
  Fiscal 1998......................        0.12         0.16         0.17        (0.12)       0.33
  Fiscal 1997......................        0.03         0.04         0.06        (1.80)      (1.78)

Diluted earnings (loss) per share
  Fiscal 1998......................        0.11         0.15         0.17        (0.12)       0.32
  Fiscal 1997......................        0.06         0.07         0.08         0.16        0.36

    Quarterly and annual earnings per share are calculated independently based on the weighted-average number of shares outstanding during the period.

                                  UNDERWRITING

    Great Plains, the selling shareholders and the underwriters for the offering named below, for whom Goldman, Sachs & Co., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Hambrecht & Quist LLC and Piper Jaffray Inc. are acting as representatives, have entered into an underwriting agreement with respect to the shares being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of shares indicated in the following table:

                      Underwriters                         Number of Shares
---------------------------------------------------------  -----------------
Goldman, Sachs & Co......................................
Merrill Lynch, Pierce, Fenner & Smith Incorporated.......
Hambrecht & Quist LLC....................................
Piper Jaffray Inc........................................
                                                           -----------------
  Total..................................................       2,000,000
                                                           -----------------
                                                           -----------------

                               ------------------

    Under the terms and conditions of the underwriting agreement, the underwriters are committed to take and pay for all of the shares offered by this prospectus, if any are taken.

    If the underwriters sell more shares than the total number shown in the table above, the underwriters have an option to buy up to an additional 300,000 shares from Great Plains to cover those sales. They may exercise that option for 30 days after the date of this prospectus. If any shares are purchased pursuant to this option, the underwriters will severally purchase shares in approximately the same proportion as shown in the table above.

    The following tables show the per share and total underwriting discounts and commissions to be paid to the underwriters by Great Plains and the selling shareholders. These amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase additional shares.

                              Paid by Great Plains

                                                                    Full
                                                   No Exercise    Exercise
                                                   -----------  ------------
Per Share........................................   $            $
Total............................................   $            $

                        Paid by the Selling Shareholders

                                                                    Full
                                                   No Exercise    Exercise
                                                   -----------  ------------
Per Share........................................   $            $
Total............................................   $            $

    Shares sold by the underwriters to the public will be offered at the public offering price shown on the cover of this prospectus. Any shares sold by the
underwriters to securities dealers may be sold at a discount of up to $    per
share from the initial public offering price. Any of these securities dealers may resell any shares purchased from the underwriters to certain other brokers
or dealers at a discount of up to $    per share from the initial public
offering price. If all the shares are not sold at the initial public offering price, the representatives of the underwriters may change the offering price and the other selling terms.

    Great Plains, its directors and executive officers and certain of its shareholders (including all of the selling shareholders) have agreed with the underwriters not to dispose of or hedge any of their common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of this prospectus continuing through the date 90 days after the date of this prospectus, except with the prior written consent of the representatives of the underwriters. This agreement does not apply to any existing employee benefit plans.

    In connection with the offering, the underwriters may purchase and sell shares of common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. Stabilizing transactions consist of certain bids or purchases made for the purpose of preventing or retarding a decline in the market price of the common stock while the offering is in progress.

    The underwriters also may impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives of the underwriters have purchased shares sold by or for the account of the underwriter in stabilizing or short covering transactions.

    These activities by the underwriters may stabilize, maintain or otherwise affect the market price of the common stock. As a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the underwriters at any time. These transactions may be effected on the Nasdaq National Market, in the over-the-counter market or otherwise.

    In connection with this offering, certain underwriters and selling group members (if any) who are qualified market makers on the Nasdaq National Market may engage in passive market making transactions in the common stock on the Nasdaq National Market in accordance with Rule 103 of Regulation M under the Securities Exchange Act of 1934 during the business day prior to the pricing of the offering before the commencement of offers or sales of the common stock. Passive market makers must comply with applicable volume and price limitations and must be so identified. In general, a passive market maker must display its bid at a price not in excess of the highest independent bid of the common stock; if all independent bids are lowered below the passive market makers' bid, however, the passive market makers' bid must then be lowered when certain purchase limits are exceeded.

    Great Plains estimates that its share of the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $390,000.

    Certain of our shareholders are investment partnerships whose general partner, managing general partner or investment manager is an affiliate of The Goldman Sachs Group, L.P. See "Principal and Selling Shareholders." These shareholders are entitled to certain rights with respect to the registration under the Securities Act of 1933 of shares of common stock held by them. For example, these shareholders have the right, subject to certain conditions and limitations, to require Great Plains to file a registration statement covering all or part of their shares of common stock and to include their shares of common stock in any other proposed registration of Great Plains securities. Generally, Great Plains is required to bear the expense of any of these types of registrations.

    Great Plains and the selling shareholders have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

                              [INSIDE BACK COVER]

                         ALL HORIZONS HOLD OPPORTUNITY.
                          EVEN THE ONES YOU CAN'T SEE.

                         [Photo of green forest scape]

    A good midmarket business management software solution can help companies with existing opportunities. A great solution can help create new ones.

    Great Plains prepares businesses for the unseen horizons ahead. We help growing companies take advantage of the emerging opportunities within electronic commerce. Increase the efficiency and reduce the cost of knowledge management. And raise customer service to new levels of quality.

    We encourage you to learn how we help companies see farther. As well as take them there.

                                                      [Great Plains'
                                                     Sun/Wheat Logo]

                                          --------------------------------------
                                                       SEE FARTHER

-C-1999 Great Plains Software, Inc.
All rights reserved.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

    No dealer, salesperson or other person
is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the shares offered by this prospectus, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

                               ------------------

                               TABLE OF CONTENTS

                                                                            Page
                                                                            ----
Prospectus Summary........................................................    3
Risk Factors..............................................................    6
Price Range of Common Stock...............................................   11
Use of Proceeds...........................................................   11
Dividend Policy...........................................................   11
Corporate Information.....................................................   12
Capitalization............................................................   12
Selected Consolidated Financial Data......................................   13
Management's Discussion and Analysis of Financial Condition and Results of
  Operations..............................................................   15
Business..................................................................   27
Management................................................................   39
Principal and Selling Shareholders........................................   42
Where You Can Find More Information.......................................   44
Legal Matters.............................................................   44
Experts...................................................................   45
Index to Consolidated Financial Statements................................  F-1
Underwriting..............................................................  U-1

                                2,000,000 Shares

                                  GREAT PLAINS
                                 SOFTWARE, INC.

                                  Common Stock

                             ---------------------

                                     [LOGO]

                             ---------------------

                              GOLDMAN, SACHS & CO.

                              MERRILL LYNCH & CO.

                               HAMBRECHT & QUIST

                               PIPER JAFFRAY INC.

                      Representatives of the Underwriters

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

    (Except for this sentence, this page has been left blank intentionally.)

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

    Except as set forth below the following fees and expenses will be paid by Great Plains in connection with the issuance and distribution of the securities registered hereby and do not include underwriting commissions and discounts. All such expenses, except for the SEC registration, NASD filing and Nasdaq listing fees, are estimated.

SEC registration fee.............................................................  $    30,532
NASD filing fee..................................................................  $    11,483
Nasdaq National Market listing fee...............................................  $    17,500
Legal fees and expenses..........................................................  $   100,000
Accounting fees and expenses.....................................................  $    75,000
Transfer Agent's and Registrar's fees............................................  $    10,000
Printing and engraving expenses..................................................  $   100,000
Miscellaneous....................................................................  $    55,485
                                                                                   -----------
  Total..........................................................................  $   400,000
                                                                                   -----------
                                                                                   -----------

    The selling shareholders, other than those shareholders which are investment partnerships of which affiliates of The Goldman Sachs Group, L.P. are the general partner, managing general partner or investment manager, will pay $10,000 of the expenses shown above in the aggregate. The expenses of those investment partnerships will be paid by Great Plains pursuant to a pre-existing agreement.

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS

    Section 302A.521 of the Minnesota Statutes provides that a corporation shall indemnify any person made or threatened to be made a party to a proceeding by reason of the former or present official capacity of such person against judgments, penalties, fines (including, without limitation, excise taxes assessed against such person with respect to any employee benefit plan), settlements and reasonable expenses, including attorneys' fees and disbursements, incurred by such person in connection with the proceeding, if, with respect to the acts or omissions of such person complained of in the proceeding, such person (1) has not been indemnified therefor by another organization or employee benefit plan for the same judgments, penalties or fines; (2) acted in good faith; (3) received no improper personal benefit and
Section 302A.255 (with respect to director conflicts of interest), if applicable, has been satisfied; (4) in the case of a criminal proceeding, had no reasonable cause to believe the conduct was unlawful; and (5) in the case of acts or omissions in such person's official capacity for the corporation, reasonably believed that the conduct was in the best interests of the corporation, or in the case of acts or omissions in such person's official capacity for other affiliated organizations, reasonably believed that the conduct was not opposed to the best interests of the corporation. Section 302A.521 also requires payment by a corporation, upon written request, of reasonable expenses in advance of final disposition of the proceeding in certain instances. A decision as to required indemnification is made by a disinterested majority of the Board of Directors present at a meeting at which a disinterested quorum is present, or by a designated committee of the Board, by special legal counsel, by the shareholders or by a court.

    Provisions regarding indemnification of officers and directors of Great Plains to the extent permitted by Section 302A.521 are contained in Great Plains' Bylaws.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

    (a) Exhibits


  NUMBER     DESCRIPTION
-----------  --------------------------------------------------------------------------------------------------------
       1.1   Underwriting Agreement
       5.1*  Opinion of Dorsey & Whitney LLP
      23.1*  Consent of PricewaterhouseCoopers LLP
      23.2*  Consent of Deloitte & Touche LLP
      23.3*  Consent of Dorsey & Whitney LLP (included in Exhibit 5.1)
      24.1*  Powers of Attorney


------------------------


*   Previously filed.


    (b) Financial Statement Schedules

   SCHEDULE II -- SCHEDULE OF VALUATION AND QUALIFYING ACCOUNTS AND RESERVES

    All other schedules are omitted because they are not applicable or the required information is shown in the financial statements or notes thereto.

ITEM 17. UNDERTAKINGS

    Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that, in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

    The undersigned registrant hereby undertakes that:

        (1) It will provide to the underwriters at the closing specified in the Underwriting Agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

        (2) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

        (3) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the Offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


    Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all if the requirements for filing on Form S-3 and has duly caused this amendment to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Fargo, State of North Dakota, on February 26, 1999.


                                           GREAT PLAINS SOFTWARE, INC.

                                                 By:             /s/ TERRI F. ZIMMERMAN
                                                       ------------------------------------------
                                                                   Terri F. Zimmerman
                                                                 CHIEF FINANCIAL OFFICER
                                                              AND EXECUTIVE VICE PRESIDENT


    Pursuant to the requirements of the Securities Act of 1933, this amendment to the registration statement on Form S-3 has been signed by the following persons in the capacities indicated on February 26, 1999.


            SIGNATURE                                        TITLE
----------------------------------  --------------------------------------------------------

DOUGLAS J. BURGUM*                  Chairman of the Board, President and Chief Executive
                                    Officer
                                    (principal executive officer)

/s/ TERRI F. ZIMMERMAN              Chief Financial Officer and Executive Vice President
---------------------------------   (principal financial officer and principal accounting
Terri F. Zimmerman                  officer)

BRADLEY J. BURGUM*                  Director

FREDERICK W. BURGUM*                Director

WILLIAM V. CAMPBELL*                Director

RAYMOND F. GOOD*                    Director

J. A. HEIDI ROIZEN*                 Director

JOSEPH S. TIBBETTS, JR.*            Director

*By:

        /s/ TERRI F. ZIMMERMAN

    ----------------------------------

            Terri F. Zimmerman

             ATTORNEY-IN-FACT

                          GREAT PLAINS SOFTWARE, INC.
   SCHEDULE II -- SCHEDULE OF VALUATION AND QUALIFYING ACCOUNTS AND RESERVES

                                          BALANCE AT      CHARGED TO
                                         BEGINNING OF      COSTS AND                    BALANCE AT
                                             YEAR          EXPENSES      DEDUCTIONS     END OF YEAR
                                        ---------------  -------------  -------------  -------------
                                                               (IN THOUSANDS)
Allowance for doubtful accounts
  Year ended May 31,
    1996..............................     $     255       $     529      $     117      $     667
    1997..............................           667             408             84            991
    1998..............................           991             766            126          1,631
  For Six months ended November 30,
    1998 (unaudited)..................         1,631             515            639          1,507

Allowance for returns
  Year ended May 31,
    1996..............................     $   1,096       $   3,349      $   3,232      $   1,213
    1997..............................         1,213           4,007          3,604          1,616
    1998..............................         1,616           6,726          5,291          3,051
  For Six months ended November 30,
    1998 (unaudited)..................         3,051           4,832          4,232          3,651

                                 EXHIBIT INDEX


  NUMBER     DESCRIPTION
-----------  --------------------------------------------------------------------------------------------------------
      1.1    Underwriting Agreement

      5.1*   Opinion of Dorsey & Whitney LLP

     23.1*   Consent of PricewaterhouseCoopers LLP

     23.2*   Consent of Deloitte & Touche LLP

     23.3*   Consent of Dorsey & Whitney LLP (included in Exhibit 5.1)

     24.1*   Powers of Attorney


------------------------


*   Previously filed.